Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(1) OPTION PURCHASE AGREEMENT

(2) PROPOSED MANDATE IN RELATION TO THE POSSIBLE VERY SUBSTANTIAL DISPOSAL

(3) DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Unless the content requires otherwise, capitalized terms used herein shall have the same meanings as defined under the section headed “Definitions” in this circular.

A notice convening the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 20 March 2026 at 11:00 a.m. (Hong Kong time) is set out on pages EGM-1 to EGM-3 of this circular. A proxy form for use at the extraordinary general meeting is enclosed with this circular. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. ADS Holders as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the EGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for Shareholders) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 11;00 a.m. (Hong Kong time) on 18 March 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

30 January 2026

CONTENTS

Page
Definitions	1

Letter from the Board	7

Appendix I — Financial Information of the Group	I-1

Appendix II — Financial Information of the Disposal Company	II-1

Appendix III — Unaudited Pro Forma Financial Information of the Remaining Group	III-1

Appendix IV — Management Discussion and Analysis of the Remaining Group	IV-1

Appendix V — General Information	V-1

Notice of EGM	EGM-1

- i -

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2014 Share Option Scheme”	the share option scheme adopted by the Company on 3 June 2014, which terminated on 9 January 2023

“2023 Share Award Scheme”	the share award scheme adopted by the Company on 6 February 2023

“ADS(s)” or “American Depositary Share(s)”	the securities that are listed on the OTC Expert Market and traded under the symbol “GRFXY”, each representing 20 Shares

“ADS Holder(s)”	the person(s) in whose name the ADS is registered on the book of the Depositary for that purpose

“ADS Record Date”	3 February 2026

“Agreement”	the option purchase agreement dated 1 December 2025 for the conditionally granting by the Vendor and the conditionally purchase by the Purchaser of the Option and entered into between the Parties

“associates”	has the meaning ascribed to it under the Listing Rules

“Basic Design”	the basic design for the Plant to be prepared and delivered by the Vendor to the Purchaser forming an essential part of the transactions contemplated under the Possible Disposal

“Board”	the board of Directors

“Business Day”	has the meaning ascribed to it under the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Closing”	the completion of the Possible Disposal in accordance with the Principal Terms of the Definitive Agreement

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange under stock code: 6128

“Conditions Precedent”	the conditions precedent set out in the Agreement

DEFINITIONS

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Consideration Shares”	a total of 29,000,000 new shares of common stock of the Purchaser duly quoted for trading on the OTCQB market or listed with a national stock exchange in the United States, being the aggregate of the 1st Tranche Consideration Shares, the 2nd Tranche Consideration Shares and the 3rd Tranche Consideration Shares to be allotted and issued credited as fully paid to the Vendor forming part of the Sale Units Consideration

“Definitive Agreement”	the definitive agreement relating to the Possible Disposal

“Depositary”	The Bank of New York Mellon

“Director(s)”	the director(s) of the Company

“Disposal Company”	Graphex Technologies LLC, a company established in the State of Delaware, the United States and an indirect wholly-owned subsidiary of the Company

“Effective Date”	the date passing of the necessary resolution(s) by the Shareholder approving the Agreement and the transactions contemplated hereunder and the Proposed Mandate

“EGM”	the extraordinary general meeting of the Company to be held for the purpose of considering and if thought fit passing the resolution in respect of, among others, approving the Agreement and the transactions contemplated thereunder and the Proposed Mandate

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any persons or company(ies) and their respective ultimate beneficial owner(s), whom, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, are not connected persons of the Company and are third parties independent of the Company and its connected persons in accordance with the Listing Rules

DEFINITIONS

“Latest Practicable Date”	23 January 2026

“License Agreement”	the patent licensing agreement dated 17 October 2023 entered between the Licensor and the Disposal Company relating to the Licensed Patents

“Licensed Patents”	the patents licensed by solely owned and co-owned by the Disposal Company set out in Schedule 1 of the letter from the Board contained in this circular

“Licensor”	Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited* (黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司), an indirect wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	the exclusive option exercisable upon fulfilment of all the Conditions Precedent by the Purchaser within the Option Term at its discretion by serving the Option Notice to the Vendor to call upon the Vendor to sell the Sale Units to the Purchaser on the Principal Terms

“Option Consideration”	US$500,000, being the consideration payable by the Purchaser to the Vendor for the purchase of the Option

“Option Notice”	the notice in writing to be served by the Purchaser to the Vendor notifying on its intention to exercise the Option

“Option Term”	the period of nine months commencing from the Effective Date and automatically expire upon the earlier of (a) the Option Termination Date; (b) the closing of the exercise of the Option or (c) the termination of the Agreement; which may be extended by the Purchaser for a further period of three months

“Option Termination Date”	at 12:00 p.m. U.S. Eastern Time on the date that is the nine (9) month anniversary of the Effective Date

“OTCQB market”	OTCQB Market operated by OTC Markets Group Inc. in the United States for quoting and trading of the U.S. stocks

DEFINITIONS

“Parties”	parties to the Agreement, namely, the Vendor, the Purchaser and the Disposal Company

“Patent Rights”	the Licensed Patents and the Patents

“Patents”	the applied for patents published in 2025 solely owned and co-owned by the Disposal Company set out in Schedule 2 of the letter from the Board contained in this circular

“Plant”	the natural graphite anode material production plant with capacity of 50,000 metric tons per year proposed to be built at a site of the Purchaser’s choice in the United States

“Possible Disposal”	the possible disposal of the Sale Units by the Vendor to the Purchaser under the Option

“Preference Share(s)”	the non-voting and non-convertible preference shares of HK$0.01 each in the share capital of the Company, whether issued or unissued

“Principal Terms”	the principal terms of the Definitive Agreement for the Possible Disposal shall be conducted on upon exercise of the Option by the Purchaser

“Proposed Mandate”	the mandate that the Board seeks to be granted in advance by the Shareholders at the EGM authorizing the Directors to proceed with and complete the Possible Disposal with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option

“Purchaser”	M2i Global, Inc., a company established in Nevada, the United States, the shares of which are listed and traded on OTCQB market under ticker: MTWO, an Independent Third Party

“Purchaser Shares”	common stock of the Purchaser of US$0.001 par value per share

“Remaining Group”	the Company and its subsidiaries (excluding the Disposal Company) after Closing

DEFINITIONS

“Sale Units”	100 Units, representing 100% of the issued and outstanding limited liability Units free and clear of any and all liens and encumbrances

“Sale Units Consideration”	US$100,000,000, being the total consideration for the disposal of Sale Units payable by the Purchaser to the Vendor under the Possible Disposal

“Share(s)”	ordinary share(s) with a nominal value of HK$0.05 each in the capital of the Company

“Share Record Date”	20 March 2026

“Shareholders”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Technical Support”	the technical support to be provided by the Remaining Group to the Purchaser expected to be not more than five years from the date of Closing to support the construction of the Plant and setting up of production line to achieve production capability forming an essential part of the transactions contemplated under the Possible Disposal

“Tranche 1 Consideration”	US$30,000,000, being part of the Sale Units Consideration payable to the Vendor by the Purchaser upon Closing, which will be satisfied by cash for the amount of US$3,000,000 and the allotment and issue of the Tranche 1 Consideration Shares

“Tranche 1 Consideration Shares”	9,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$3 per Consideration Share at the Closing for payment of US$27,000,000, as part of the Sale Units Consideration to the Vendor

“Tranche 2 Consideration”	US$30,000,000, being part of the Sale Units Consideration payable to the Vendor by the Purchaser, which will be satisfied by the allotment and issue of the Tranche 2 Consideration Shares

DEFINITIONS

“Tranche 2 Consideration Shares”	10,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$3 per Consideration Share at the Closing for payment of US$30,000,000, as part of the Sale Units Consideration to the Vendor

“Tranche 3 Consideration”	US$40,000,000, being part of the Sale Units Consideration payable to the Vendor by the Purchaser, which will be satisfied by the allotment and issue of the Tranche 3 Consideration Shares

“Tranche 3 Consideration Shares”	10,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$4 per Consideration Share at the Closing for payment of US$40,000,000, as part of the Sale Units Consideration to the Vendor

“Unit(s)”	unit(s) of the Disposal Company, represent the limited liability company interests in the Disposal Company

“US” or “U.S.” or “United States”	the United States of America

“US$”	US dollars, the lawful currency of the United States

“Vendor”	Happy Growth Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

“%”	per cent

* For identification purpose only

Unless the context requires otherwise, the translations of US$ into HK$ in this circular are based on the rate of US$1.0 = HK$7.8. No representation is made that any amount in US$ and HK$ can be or could have been converted at the relevant dates at this rate or any other rates at all.

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick, JP	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park
Mr. Qiu Bin	P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands
Non-executive Director:
Mr. Ma Lida	Headquarters, head office and principal place of business in Hong Kong:

Independent Non-executive Directors:	11/F, COFCO Tower
Mr. Wang Yuncai	262 Gloucester Road
Mr. Liu Kwong Sang	Causeway Bay
Hong Kong

30 January 2026

To the Shareholders

Dear Sir or Madam,

(1) OPTION PURCHASE AGREEMENT

(2) PROPOSED MANDATE IN RELATION TO THE POSSIBLE VERY SUBSTANTIAL DISPOSAL

(3) DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

LETTER FROM THE BOARD

INTRODUCTION

Reference is made to the announcement of the Company dated 1 December 2025 in relation to, among other things, the entering by the Vendor, the Purchaser and the Disposal Company of the Agreement pursuant to which the Vendor has conditionally agreed to grant and the Purchaser has conditionally agreed to acquire, the Option at the Option Consideration of US$500,000 in cash, whereby the Purchaser may within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion call upon the Vendor to proceed with the Possible Disposal to sell the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company, to the Purchaser for the Sale Units Consideration of US$100,000,000 (equivalent to HK$780,000,000), which will be satisfied in cash and Consideration Shares.

The purpose of this circular is to provide you with, among other things, (i) further information of the Agreement and the Possible Disposal; (ii) other information as required under the Listing Rules; and (iii) the notice of the EGM.

BACKGROUND

The Disposal Company is an indirect wholly-owned subsidiary of the Company established in 2021 in the United States with the goal to exploit the intellectual property rights and knowhows of the Group and build its own manufacturing plant in the United States to become the first onshore producer of natural graphite anode materials in the United States to meet with the blooming electric and plug-in hybrid electric vehicles industry in the United States with participants like Tesla, Ford, GM, Rivian and Lucid Motors, etc. As previously announced by the Company, in an attempt to achieve the abovementioned goal, the Disposal Company had entered into a joint venture agreement with an energy company in Michigan, United States with the plan to develop and operate a single plant for the purposes of processing or otherwise enhancing graphite anode material, etc. Unfortunately, due to new laws passed in the US (namely the Inflation Reduction Act), tariff war and the ever-increasing geographical political tension between the United States and China, to which the Group and its technologies are rooted, funding for the abovementioned project had not been forthcoming rendering it unachievable or even is no longer feasible. In order to recoup the expenses already invested by the Company in the Disposal Company, the Company has been engaged in negotiation with interested parties on possible disposing its equity interests in the Disposal Company with the further intention to realize the value and potential of its technologies and knowhows in the United States market to create benefits for its Shareholders.

THE AGREEMENT

On 1 December 2025 (Hong Kong time and after trading hours of the Stock Exchange), (1) the Vendor, a wholly-owned subsidiary of the Company, (2) the Purchaser, an Independent Third Party, and (3) the Disposal Company, a wholly-owned subsidiary of the Company, entered into the Agreement pursuant to which the Vendor has conditionally agreed to grant and the Purchaser has conditionally agreed to acquire the Option at the Option Consideration of US$500,000 (equivalent to HK$3,900,000) in cash, whereby the Purchaser may within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion called upon the Vendor to proceed with the Possible Disposal in selling the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company for the Sale Units Consideration of US$100,000,000 (equivalent to HK$780,000,000), which will be satisfied in cash and Consideration Shares.

LETTER FROM THE BOARD

Details of the Agreement are set out below:

Date

1 December 2025 (Hong Kong time and after trading hours of the Stock Exchange).

Parties to the Agreement

Vendor:	Happy Growth Group Limited, a company incorporated in the British Virgin Islands

Purchaser:	M2i Global, Inc., a company established in Nevada, the United States, the shares of which are listed and traded on OTCQB market under ticker: MTWO.

Disposal Company:	Graphex Technologies LLC, a company established in the State of Delaware, the United States and an indirect wholly-owned subsidiary of the Company

Assets to be disposed of

The Option, which entitles the Purchaser within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion called upon the Vendor to proceed with the Possible Disposal in accordance with the Principal Terms.

Option Consideration

US$500,000 (equivalent to HK$3,900,000) in cash payable upon the fulfilment of all the Conditions Precedents.

Option Term

The Option Term shall commence from the date of passing of the necessary resolution(s) by the Shareholders approving the Agreement and the transactions contemplated hereunder and the Proposed Mandate (the “Effective Date”) and automatically expire upon the earlier of: (a) at 12:00 p.m. U.S. Eastern Time on the date that is the nine (9) month anniversary of the Effective Date (the “Option Termination Date”), (b) the closing of the exercise of the Option, or (c) the termination of the Agreement.

LETTER FROM THE BOARD

The Purchaser has the right to extend the Option Term for a further period of three (3) months by (a) providing written notice to the Vendor of the Purchaser’s intention to extend the Option Term at least thirty (30) days before the Option Termination Date; and (b) paying to the Vendor an extension payment of US$167,000 (equivalent to HK$1,302,600) in cash on or before the Option Termination Date. Such extension payment is non-refundable to the Purchaser except in the event of the termination of the Agreement under the section headed “Termination” below.

Due Diligence Review

During the Option Term the Purchaser shall at its own costs and expenses and at its sole discretion be entitled to conduct due diligence review on the affairs of the Disposal Company.

Conditions Precedent

The Agreement (including the transaction contemplated hereunder) is subject to fulfilment of the following Conditions Precedent:

(a)	the passing of the necessary resolution(s) by the Shareholders approving the Agreement and the transactions contemplated hereunder (including but not limited to the granting of Proposed Mandate to the Board to enter into the Definitive Agreement on the Principal Terms for the Possible Disposal) in compliance with the Listing Rules;

(b)	all necessary consents and approvals (if any) required to be obtained from any regulating parties (including but not limited to the Stock Exchange) are being obtained; and

(c)	the Purchaser Shares remaining quoted for trading on OTCQB market or listed with a national stock exchange in the United States.

To the best of the knowledge, information and belief of the Directors, and having made reasonable enquiries, no approval is required by the Purchaser for any third party consent or approval for entering the Agreement, the Definitive Agreement (including the Principal Terms) and the transactions contemplated thereunder.

Exercise of the Option

Subject to fulfilment of all the Conditions Precedent, the Option may be exercised by the Purchaser, in its sole discretion, by delivering the Option Notice to the Vendor prior to the expiration of the Option Term.

LETTER FROM THE BOARD

The Definitive Agreement

As soon as reasonably practicable after the delivery of the Option Notice to the Vendor, the Parties shall commence to negotiate on the Definitive Agreement. It is envisaged that the Parties shall enter into the Definitive Agreement within three (3) months from the delivery of the Option Notice by the Purchaser to the Vendor. The Definitive Agreement shall include the Principal Terms and such other representations, warranties, conditions, covenants, indemnities, and other terms that are customary for transactions of this kind.

The Principal Terms

The Principal Terms of the Definitive Agreement shall be:

(a)	Asset subject to the transaction

The Sales Units.

(b)	Sale Units Consideration

The total consideration for the sales and purchase of the Sale Units shall be One Hundred Million U.S. Dollars (US$100,000,000), which shall be paid to the Vendor by a combination of a cash payment in U.S. Dollars and issuance of Consideration Shares through three (3) tranches:

(i)	Tranche 1. At the Closing, the Purchaser shall pay the Vendor Thirty Million U.S. Dollars (US$30,000,000), of which US$3,000,000 shall be paid in cash, by wire transfer of immediately available U.S. Dollars to an account designated by the Vendor, and US$27,000,000 shall be paid in Purchaser Shares valued at US$3.00 per share (“Tranche 1 Consideration Shares”);

(ii)	Tranche 2. Within 3 months after the Closing, the Vendor shall deliver to the Purchaser the Basic Design, and upon acceptance of the Basic Design by the Purchaser, the Purchaser shall pay the Vendor Thirty Million U.S. Dollars (US$30,000,000) in Purchaser Shares valued at US$3.00 per share (“Tranche 2 Consideration Shares”);

(iii)	Tranche 3. Upon completion of construction of the Plant and approval of production within 24 months of Closing, the Purchaser shall pay the Vendor Forty Million U.S. Dollars (US$40,000,000) in Purchaser Shares valued at US$4.00 per share (“Tranche 3 Consideration Shares”, and collectively with the Tranche 1 Consideration Shares and Tranche 2 Consideration Shares, the “Consideration Shares”);

LETTER FROM THE BOARD

(iv)	For the avoidance of doubt, all costs and expenses in the implementation of the Plant (including but not limited to design, building construction, procurement of equipment) shall be borne by and fully funded by the Purchaser. The Vendor shall provide the Technical Support for the construction of the Plant and setting up of the production line to achieve production capability for the Plant;

(v)	The Purchaser shall exercise all commercially reasonable efforts to pursue and meet with the estimated time for the completion of the Plant and approval of production set out in paragraphs (ii) and (iii) above; and

(vi)	The Purchaser shall register all Consideration Shares as soon as reasonably practicable after the Closing by filing a resale registration statement to permit the sale of such shares from time to time.

(c)	Basic Design

The basic design (the “Basic Design”) shall include all essential preliminary drawings and data required for the construction of the Plant including documentation regarding fundamental components of a detailed engineering design such as process flow diagram (PFD) with material balance for entire system, civil and architectural drawing, utility consumption list, equipment list, equipment plot plan and data sheet. Within 3 months after the Closing, the Vendor is obligated to deliver to the Purchaser the Basic Design.

The Basic Design of the Plant shall incorporate proven operational efficiencies and anticipate regulatory hurdles for the Purchaser in submitting the applications and permit for the construction of the Plant and shall include critical site-specific details necessary for securing permits and approvals for the construction of the Plant, such as, inter alia:

(i)	site requirements including land area, plot ratio, road access points and internal traffic flow, etc.;

(ii)	utility specifications such as power (voltage, capacity, connection points), water (source, daily volume, inlet/outlet specs), gas (type, pressure, consumption rates) and water treatment systems; and

(iii)	environmental compliance such as effluent quality standards, waste management protocols, air emission controls and noise mitigation measures.

(d)	Technical Support

The Group will provide Technical Support for a period of up to 5 years starting from the Closing including equipment procurement, installation of equipment, on-site and off-site staff training for production, maintenance, and validation, online help desk and participation in meetings to answer technical questions upon requests.

LETTER FROM THE BOARD

(e)	Non-Competition

Subject to Closing having taken place,

(i)	the Vendor shall not for a period commencing from the date of Closing until the date falling on the last expiry date of the Patents and the Licensed Patents, either directly or indirectly, compete with the Disposal Company and the Purchaser on any graphite products that are manufactured by the Disposal Company by applying the Patents and Licensed Patents within the North America, Australia, New Zealand and Europe including Ukraine, Japan, Republic of Korea and Africa; and

(ii)	the Purchaser shall not for a period commencing from the date of Closing until the date falling on the last expiry date of the Patents and Licensed Patents, either directly or indirectly, compete with the Vendor on any graphite products that are manufactured by the Disposal Company by applying the Patents and Licensed Patents within PRC (including Hong Kong, Macau and Taiwan).

(f)	Closing

Closing shall take place within one (1) month after entering into the Definitive Agreement and on condition that Purchaser Shares shall (i) remain quoted for trading on OTCQB market or (ii) be listed with a national stock exchange in the United States. According to the Principal Terms, save and except to the condition mentioned above, Closing under the Definitive Agreement will not be subject to any other conditions.

Non-solicitation

While the Agreement is in effect, the Vendor shall not, and shall not authorize or permit any of its affiliates or any of its or their representatives to, directly or indirectly, (i) advertise or market the Units for sale to another party; (ii) encourage, solicit, initiate, facilitate, or continue inquiries regarding possible disposal of the Units; (iii) enter into discussions or negotiations with, or provide any information to, any party concerning a possible disposal of the Units; or (iv) enter into any agreements or other instruments (whether or not binding) regarding disposal of the Units. The Vendor shall immediately cease and cause to be terminated, and shall cause its affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted prior to the date of the Agreement with respect to, or that could lead to, possible disposal of the Units.

LETTER FROM THE BOARD

Termination

The Agreement shall be terminated:

(a)	by mutual written consent of the Parties;

(b)	if the Vendor fails to fulfil the conditions precedent (a) and (b) set out in Section entitled “Conditions Precedent” above of this circular before the Option Termination Date, the Purchaser shall have the right to terminate the Agreement, obtain full and immediate refund of the Option Consideration paid by the Purchaser;

(c)	if after all the Conditions Precedent have been fulfilled, the Vendor fails to perform any of its obligations under the Agreement, the Purchaser shall have the right to terminate the Agreement, obtain a full and immediate refund of the Option Consideration paid by the Purchaser, and/or to seek such other relief the Purchaser may have at law or in equity, including, without limitation, the filing of an action for specific performance and seeking injunctive relief to prevent a granting of an option to purchase the Sale Units from a party other than the Purchaser; and

(d)	if after all the Conditions Precedent have been fulfilled, the Purchaser fails to perform any of its obligations under the Agreement, then the Vendor may terminate the Agreement and retain the Option Consideration paid by the Purchaser, and the Vendor thereafter shall have no further liability or obligations hereunder except those obligations that survive the termination of the Agreement.

Governing Law

The Agreement and all actions and matters arising under the Agreement or related the Agreement are governed by, and construed and enforced in accordance with, the laws of the State of New York, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of New York. Any proceeding with respect to the Agreement may be brought exclusively in the New York State courts sitting in New York County or the federal courts of the United States for the Southern District of New York sitting in New York County.

The Directors are of the view that the terms and conditions of the Agreement are fair and reasonable on normal commercial terms and in the interest of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

BASIS OF CONSIDERATIONS

As stated in the “BACKGROUND” section of this letter from the Board, as a result of the new laws passed in the US, tariff war and the ever-increasing geographical political tension between the United States and China, to which the Group and its technologies are rooted, the Group has to abandon its goal to exploit its intellectual property rights and knowhows to build its own manufacturing plant in the United States to become the first onshore producer of natural graphite anode materials in the United States to meet with the blooming electric and plug-in hybrid electric vehicles industry in the United States, as a result the Company has been engaged in negotiation with interested parties on possible disposing its equity interests in the Disposal Company with the further intention to realize the value and potential of its technologies and knowhows in the United States market to create benefits for its Shareholders.

The Board considers that the structure and the terms and conditions of each transaction is unique and it is more so in very substantial transactions like the one relating to the Possible Disposal. The Company has been engaged in arm’s length negotiations with the Purchaser on the structure of the potential disposal contemplated under the Option Agreement since September 2024 and finally reached the mutually agreed terms and conditions of the Agreement, including the Principal Terms. The commercial principles adopted by the Board in negotiating and agreeing on the Option Consideration and the Sale Units Consideration are as follows:

(a)	each of the Option Consideration and the Sale Units Consideration must contain sufficient cash elements to the Company to enable the Company to recoup (i) the expenses that it will incur in entering the transaction and (ii) the loss in its investment in the Disposal Company;

(b)	to understand the goal and objective of the Purchaser in its acquisition of the Disposal Company, that is to construct a functional anode material plant in the US to supply its domestic market with proven technologies supported by the Patent and the Licensed Patent and experienced technical team that can assist the Purchaser to establish its local technical team;

(c)	to assess the ability of the Purchaser in securing funding for the Plant construction project; and

(d)	to package the structure of the deal by offering the Patent Rights and providing the Basic Design and Technical Supports to the Purchaser that are generated within the Group’s own internal resources in order to assist the Purchaser to speed up the planning and construction of the Plant and achieving production capability with minimized tuning and trial runs.

LETTER FROM THE BOARD

The Board believes that the structure of the packaged deal that the Company reached with the Purchaser for the transaction contemplated under the Agreement will maximize the benefits and returns to the Company and its Shareholders in terms of cash payments to be received under the deal as well as the future potential value of the Consideration Shares by assisting and equipping the Purchaser with a functional and productive anode material plant in the United States.

The Option Consideration

The Option Consideration was determined after arm’s length negotiations between the Parties, having taken into consideration various factors, including:

(a)	the desire of the Company to dispose of the Disposal Company as a result of the unfavourable business environment in the United States encountered by the Company in order to prevent incurring further costs and expenses;

(b)	the costs and expenses to be incurred by the Company to hold the EGM to seek Shareholders’ approval on the Agreement and the transactions contemplated thereunder, including the Possible Disposal and that the Option Consideration is sufficient to cover them; and

(c)	by referencing the ratios between the option price and the purchase price of an exhaustive list of comparable transactions announced by listed issuers on the Main Board of the Stock Exchange between 2022 and the date of the Agreement as follows:

Company Name and			Option		Purchase
Stock Code		Date	price (A)		price (B)		Ratio (A)/(B)
(i)	Beijing Energy International Holding Co., Ltd (686)	December 2022	AUD	250,000	AUD	97,500,000	0.26%
				(Note 1)		(Note 1)

(ii)	Xinjiang Goldwind Science & Technology Co., Ltd (2208)	December 2022	AUD	250,000	AUD	97,500,000	0.26%
				(Note 1)		(Note 1)

(iii)	BHCC Holding Limited (1552)	March 2024	S$	85,456	S$	8,545,600	1%
				(Note 2)		(Note 2)
		May 2024	S$	22,324	S$	2,232,400	1%
				(Note 2)		(Note 2)
		May 2024	S$	26,176	S$	2,617,600	1%
				(Note 2)		(Note 2)

LETTER FROM THE BOARD

Company Name and			Option		Purchase
Stock Code		Date	price (A)		price (B)		Ratio (A)/(B)
(iv)	Edvance International Holding Limited (1410)	December 2024	S$	28,000	S$	2,800,400	1%
				(Note 2)		(Note 2)

		December 2024	S$	27,500	S$	2,750,000	1%
				(Note 2)		(Note 2)

(v)	The Company	December 2025	US$	500,000	US$	100,000,000	0.5%

Notes:

1.	AUD = Australian dollars; and

2.	S$ = Singapore dollars

The ratios between the option price and the purchase price of the above list of comparable transactions ranged from a maximum of 1% to a minimum of 0.26% with a medium ratio of 0.63%.

To the best of the Directors’ information and belief, the above list of comparable transactions are selected based on the following screening criteria:

●	the comparable transactions are notifiable transactions conducted by issuers listed on the Stock Exchange such that material information can be extracted from the relevant announcements;

●	all the call options granted/purchased in the comparable transactions have a separate option price attached thereto;

●	only call options granted/purchased that entitled the optionees to acquire assets at their discretion are selected, no put options granted/purchased that entitled the optionees to require the optionors to acquire assets from the optionees are selected; and

●	all the call options granted/acquired in the comparable transactions were not granted/acquired as a result or part of a larger transaction under which the call options granted/acquired usually did not attract a separate price of their own.

The abovementioned comparable transactions are selected for their proximity to the date of the Agreement and the reason that they occurred towards the end of or after the Covid-19 pandemic when the global and Hong Kong economies began to normalize and recover. The comparable transactions are also selected for their similarity with the transactions contemplated under the Agreement that enable the option price to be assessed singly without the distortion of being mingled in the consideration of the larger transactions contemplated under the options, which the Board considers the screening criteria for the abovementioned comparable transactions are reasonable and the selected comparable transactions could assist the Board more precisely in negotiating and agreeing on the Option Consideration with the Purchaser.

LETTER FROM THE BOARD

The Board considers that the Option Consideration of US$500,000 is payable by the Purchaser to the Vendor (i) for the purchase of the Option which is independent and separate of the Sale Units Consideration; (ii) is sufficient to cover the costs and expenses to be incurred by the Company to hold the EGM to seek Shareholders’ approval on the Agreement and the transactions contemplated thereunder, including the Possible Disposal and leaves the Company with a net proceeds of approximately HK$780,000; and (iii) is equivalent to 0.5% of the Sale Units Consideration of US$100,000,000, which is within the range of the comparable transactions between 0.26% and 1% selected by the Board for their similarity with the transactions contemplated under the Agreement. Accordingly, the Directors are of the view that the Option Consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Sale Units Consideration

The Sale Units Consideration including the issue prices of the Consideration Shares were determined after arm’s length negotiations between the Vendor and the Purchaser, having taken into consideration various factors, including:

(a)	Waiver of amount due by the Disposal Company to the Vendor

At Closing, the Vendor is expected to waive all sums due and owing by the Disposal Company to the Vendor in the approximate amount of HK$15,500,000 (equivalent to approximately US$1,988,000) (the “Waived Amount”) which is the sum the Company invested in the Disposal Company. To waive a loan is common way to resolve the internal loan before a sale and a very common inter-company transaction. It will eliminate the inter-company loan, resulting in a cleaner, more attractive balance sheet for the Disposal Company.

(b)	The cash element of the Consideration

The cash sum of US$3,000,000 of the Sale Units Consideration will allow the Company to fully recoup its investment loss in the Disposal Company.

(c)	Purchaser’s ability to obtain funding for the Plants

The Parties have worked out a preliminary estimated budget for the Plant at US$500,000,000 by referencing to similar processing plants of similar output, including the US$650,000,000 budget 50,000 metric tons natural graphite anode materials factory in Brunswick County, North Carolina, US announced by Epsilon Advanced Materials Pvt Ltd of India in 2023 and the US$500,000,000 budget 50,000 metric tons lithium-ion battery cathode factory in Tanger Tech City, Morocco announced by BTR New Material Group Co., Ltd. of China (BSE: 920185) in 2023.

LETTER FROM THE BOARD

Under the estimated budget for the Plant, (i) the costs for the acquisition of land and construction of the building for the Plant are estimated at US$250,000,000, (ii) the costs for acquisition of machineries to set up the production line, and equipment for the laboratory etc. are estimated at US$145,000,000, (iii) the costs for hiring and training of staff are estimated at US$5,000,000 and (iv) the costs for the acquisition of the Patent Rights via the acquisition of the Disposal Company, (including the Basic Design and Technical Support to be provided by the Group under the Agreement) are being agreed at US$100,000,000 (i.e. the total consideration of the Agreement) based on their values in making the Plant successful are being recognized by both Parties to be the most important software for the Plant to achieve the production capability.

With the past experiences of the Disposal Company, the Company recognizes that securing construction funding will be the most essential factor to render the Plant a success and in turn to enable the realization of the potential value of the Patent Rights that are necessary to achieve production capability for the Plant. The Company has considered and assessed the Purchaser being a United States company owned and controlled by US shareholders has an advantage of obtaining grants from the United States government and raising funds to finance the project through the United States capital market to finance the project for the Plant.

(d)	Value of the Patents Rights to the Plants

Pursuant to the License Agreement, the Disposal Company holds rights to 30 effective Licensed Patents related to natural graphite anode material production with exclusive and irrevocable authority to manufacture and use the patented technologies to in North America, for the period up to the individual expiry date of each Licensed Patent.

The Disposal Company is also the sole owner and co-owner of 3 Patents.

Both Parties consider that the Disposal Company can offer time value and reliability to the Purchaser who can immediately exploit the Patent Rights in the manufacturing process of the Plant that have years of proven production record of natural graphite anode materials by exploiting and applying the same intellectual property rights in the Group’s own factory in the PRC without the need to spend money and time on refresh and development for its own patent rights.

As the planned output of the Plant can only meet a fraction of the ever increasing demands for graphite anode materials in the United States, with the acquisition of the Patent Rights, they can be applied at further projects that may be undertaken by the Purchaser.

As mentioned above, since the transactions contemplated under the Agreement and the Definitive Agreement is a packaged deal, the Company didn’t obtain any valuation report on the Patent Rights.

LETTER FROM THE BOARD

(e)	Value of the Basic Design to the Plant

The package deal under the Possible Disposal also include the Basic Design for the Plant to be provided by the Group, the Basic Design will include all the essential preliminary drawings and data that are required to constructing the Plant with an annual output of not less than 50,000 tons of natural graphite anode materials, that includes, amongst other things, process flow diagram with material balance for the entire system, civil and architectural drawing, utility consumption list and calculations, equipment list (including load data and electrical data) and equipment plot plan.

The Company considers that with years of actual production experience of the Group, it is capable of providing the Purchaser with the Basic Design that will meet the needs and requirements of the Plant. Subject to the Purchaser’s acceptance of the Basic Design, the Company can provide advice to the Purchaser on selection of equipment from vendors with established records of reliability, safety and yield performance known to the Company’s technical team. The Company’s experience can help reduce the time required for the Plant to begin production, which often takes several years for new participants in the industry. Entering the market earlier, by up to three years, may result in enormous potential opportunity cost savings.

Both the Vendor and the Purchaser consider that the Basic Design is of most importance to the Purchaser in obtaining funding for the Plant project as well as being valuable to the Purchaser in identifying at an early stage on various anticipated regulatory compliance requirements and hurdles that may encounter in the construction of the Plant and therefore saving time and cost for the project.

The Basic Design will be prepared in-house by the Group and it is estimated that approximately 16,000 man-hours are required to be spent by the Group to produce the Basic Design to the Purchaser’s needs, which include discussing with the Purchaser to clearly define the primary purpose of the Plant, scaling the capacity of the Plant to identify the required site and building areas, material flow, equipment selections, utilities requirements and budgeting for the Plant to facilitate the Purchaser to obtain funding for the Plant project.

(f)	Value of the Technical Support to the Plant

Apart from the Basic Design, the package deal under the Possible Disposal is expected to include the Technical Support to be provided by the Group over the course of not more than five years from the date of Closing to support the construction of the Plant and setting up of production line to achieve production capability as well as the building up of local staff on production flow, material handling, quality control and electrochemical inspection and maintenance for the Plant for a sustainable production capability for the Plant.

LETTER FROM THE BOARD

The Company considers that with that are being drawn from a wealth of 17 years of experiences and proven records of the Group and its engineers and technicians gained from planning, constructing and setting up of its own plants and manufacturing facilities with successful natural graphite anode materials production outputs by exploiting the same set of technologies and intellectual rights as the Licensed Patents, it is capable of providing the Purchaser with the Technical Support required by the Plant and can provide value and high degree of certainty to the Purchaser that the Plant will be able to achieve production capability and maintain sustainability.

The Technical Support will be provided to the Purchaser from in-house resources of the Group and it is estimated that a total of approximately 16,000 man-hours are required to be spent by the Group to provide the Technical Support to the Purchaser over the five years, with approximately 10,000 man-hours in the first and second year after Closing and then it will be reduced to an average of 2,000 man-hours in each of the third, fourth and fifth year after Closing.

(g)	Value of the Consideration Shares

(I)	The issue price of US$3 per Tranche 1 Consideration Share and Tranche 2 Consideration Share represents:

(i)	a premium of approximately 3,041% to the closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025 being the last trading day for the Purchaser Shares prior to entering of the Agreement;

(ii)	a premium of approximately 2,922% to the average closing price of US$0.0993 per Purchaser Share as quoted on the OTCQB market for five consecutive trading days immediately prior to 28 November 2025;

(iii)	a premium of approximately 2,964% to the average closing price of US$0.0979 per Purchaser Share as quoted on the OTCQB market for 10 consecutive trading days immediately prior to 28 November 2025; and

(iv)	a premium of approximately 6,202% to the closing price of US$0.0476 per Purchaser Share as quoted on the OTCQB market on the Latest Practicable Date.

(II)	The issue price of US$4 per Tranche 3 Consideration Share represents:

(i)	a premium of approximately 4,088% to the closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025 being the last trading days for the Purchaser Shares prior to entering of the Agreement;

LETTER FROM THE BOARD

(ii)	a premium of approximately 3,929% to the average closing price of US$0.0993 per Purchaser Share as quoted on the OTCQB market for five consecutive trading days immediately prior to 28 November 2025;

(iii)	a premium of approximately 3,986% to the average closing price of US$0.0979 per Purchaser Share as quoted on the OTCQB market for 10 consecutive trading days immediately prior to the date of 28 November 2025; and

(iv)	a premium of approximately 8,303% to the closing price of US$0.0476 per Purchaser Share as quoted on the OTCQB market on the Latest Practicable Date.

As at 28 November 2025, being the last trading day for the Purchaser Shares prior to the entering of the Agreement, the Purchaser had a total of 707,210,000 outstanding issued Purchaser Shares and a market capitalization of approximately US$67.5 million based on the closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025. Assuming all the Consideration Shares are being issued by the Purchaser to the Company, a total of 29,000,000 new Purchaser Shares will be issued to the Company and represent (i) approximately 4.1% of the existing outstanding issued Purchaser Shares and (ii) approximately 3.9% of the outstanding issued Purchaser Shares as enlarged by the issue of the Consideration Shares.

As at the Latest Practicable Date, the total outstanding issued Purchaser Shares remained unchanged at 707,210,000 and a market capitalization of approximately US$33.7 million at their closing price of US$0.0476 per Purchaser Share as quoted on the OTCQB market at the Latest Practicable Date. Assuming all the Consideration Shares are being issued by the Purchaser to the Company, a total of 29,000,000 new Purchaser Shares will be issued to the Company and represent (i) approximately 4.1% of the existing outstanding issued Purchaser Shares and (ii) approximately 3.9% of the outstanding issued Purchaser Shares as enlarged by the issue of the Consideration Shares.

According to the Principal Terms, no restrictions will be imposed upon the Vendor in respect of the Consideration Shares.

Currently to the best of the Directors’ information and belief, there is no functional anode material plant in the US. Presently, the United States remains heavily dependent on imported graphite rendering domestic supply chains vulnerable to geopolitical disruptions and trade restrictions, and the setting up of onshore production capabilities would mitigate these risks. The Plant utilizing the Patent Rights will very likely be the first of its kind in the United States and represents a strategically advantageous investment. With the Plant’s 50,000 metric tons production capacity per year, it is estimated to generate sales revenue of US$400,000,000 per year based on the lowest current market price of the similar products produced in China and export to the US market and an estimated net profit margin of between 12–15% at US$48,000,000 to US$60,000,000 per year.

LETTER FROM THE BOARD

The issue prices for the Consideration Shares are determined by their future value projecting on the earning and profit-making capability of the Plant and by referencing the price-earnings ratio (“P/E Ratio”) of a list of exhaustive comparable companies engaged in similar industry at or around the date of the Agreement, including:

Company Name and Stock Code		Market Capitalization	P/E Ratio
		(US$)

1.	China Graphite Group Limited (2237: HK)	73.8 million	Loss making
2.	BTR New Material Group (BSE: 920185)	5.1 billion	38.7
3.	Shanghai Putailai New Technology Co., Ltd. (SHH: 603659)	8.3 billion	35.3
4.	Shanghai Xiangfenghua Technology Co., Ltd. (SZSE: 300890)	546 million	77.1
5.	Fang Da Carbon New Materials Co., Ltd (SSE: 600516)	3.6 billion	138
6.	Syrah Resources Limited (ASX: SYR)	252 million	Loss making
7.	Nouveau Monde Graphite Inc. (NYSE: NMG; TSX: NOU)	450 million	Loss making

To the best of the Directors’ information and belief, given the specialized and rare nature of the anode materials industry, after due enquiries, the Company was able to identify (i) 5 comparable companies operating in the similar business in the anode materials industry in PRC (including Hong Kong); and (ii) 2 comparable companies operating in the similar business in the anode materials industry in North America, and the above list of comparable companies are selected based on the following screening criteria:

●	the comparable companies are having their operations in PRC or in North America, where the Group (excluding Disposal Company) and the Purchaser (including the Disposal Company should the Option being exercised) are or will respectively be operated geographically;

●	each of the comparable companies is primarily based on similar business activities in the anode materials industry and are well recognized in the graphite anode material production industry; and

●	the comparable companies are listed issuers such that their financial information are more accurate and reliable and can be collected from readily available public sources.

The Company noted that the selected comparable companies above had a wide range of market capitalizations and were listed on different stock exchanges, as mentioned above, given the specialized and rare nature of the anode materials industry, it would be difficult to identify any direct and similar comparable companies with the Purchaser’s P/E Ratio based on projected earnings and profit-making capability of the Plant, hence, the Board considered the adoption of the abovementioned screening criteria were most relevant to both the Company and the Purchaser by limiting those companies that were engaged in the same anode materials industry and were operating and listed in the PRC (including Hong Kong) market and the US market, where the Company and the Purchaser are operating and listed.

LETTER FROM THE BOARD

After arms’ length negotiations between the Parties, it was agreed to solely adopt the mean value of the projected net profit to be generated by the Plant after operation of US$54,000,000 per year without inclusion of the projected profits of other projects and businesses of the Purchaser and apply it with the P/E ratio of approximately 37 to give the issue price of US$3.00 per 1st Tranche Consideration Share and the 2nd Tranche Consideration Share, and the P/E Ratio of approximately 49 to give the issue price of US$4.00 per 3rd Tranche Consideration Share which is within the range of the P/E Ratio of profit making listed companies engaged in similar industry.

In light of the above factors and in particular having considered that should the Possible Disposal materialized, (i) the Company will be able to recoup all its losses in its investment in the Disposal Company from the cash payment of US$3,000,000 under the Sale Units Consideration, and (ii) the market value of the 29,000,000 Consideration Shares of US$2,769,500 at their closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025 being the last trading day for the Purchaser Share prior to entering of the Agreement, should on the one hand cover all of the costs and expenses to be incurred by the Group in the transaction, including those estimated man-hours to be incurred in providing the Basic Design and the Technical Support which will all being drawn from the Group’s internal resources, and on the other hand provide gain to the Company. Further, the Board considers that should funding for the Plant project be successfully secured by the Purchaser, and backed by the Company’s Basic Design and Technical Support, the Plant project will be become successful and the Purchaser will become an important manufacturer of the anode materials industry in the United States and an important supplier to the United States lithium-ion battery market that will ultimately be reflected in the performance of the Purchaser and its shares, which may bring further benefit to the Company through the Consideration Shares. Accordingly, the Directors are of the view that the Sale Units Consideration including the issue price of the Consideration Shares are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

INFORMATION ON THE GROUP AND DISPOSAL COMPANY

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

The Disposal Company is a limited liability company duly organized and validly existing in good standing under the laws of the State of Delaware in 2021. As at the date of this circular, the Disposal Company is an indirect wholly-owned subsidiary of the Company. The principal business of the Disposal Company is development, manufacturing and sales of graphene products in North America.

As at the date of the Agreement, the Disposal Company is (i) the licensee of 30 patents owned by Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited* (黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司), an indirect wholly-owned subsidiary of the Company, in relation to the production of natural graphite anode materials (the “Licensed Patents”) that the Disposal Company has been granted an exclusive and irrevocable authority to manufacture and use these patented technologies (details of the Licensed Patents are set out in Schedule 1 of this letter from the Board); and (ii) the applicant of 3 patents published in 2025, two of which are solely owned by the Disposal Company and the remaining one is co-owned by the Disposal Company all in relation to the production process enhancement of graphite anode materials, and silicon-carbon anode materials (the “Patents”, together with the Licensed Patents, the “Patents Rights”) (details of the Patents are set out in Schedule 2 of this letter from the Board).

The unaudited financial information of the Disposal Company, which has been prepared in accordance with International Financial Reporting Standards, is summarised as follows:

	For the year ended 31 December
	2023		2024

Net loss before taxation	HK$	5,837,890.97	HK$	1,254,145.93
Net loss after taxation	HK$	5,837,890.97	HK$	1,254,145.93

The Disposal Company recorded a net loss before taxation for the years ended 31 December 2023 and 2024 respectively, which was mainly attributable to the fact that the Disposal Company did not generate any revenue/income for the years ended 31 December 2023 and 2024 and incurred administrative expenses. As at 31 December 2024, the Disposal Company had an unaudited net liabilities of US$1,745,243 (equivalent to approximately HK$13,612,896) and the figure of US$1,745,243 had included the Waived Amount.

The Disposal Company is currently actively engaged with battery manufacturers, car makers, and suppliers in North America to explore for potential business opportunities despite it has not been generating any revenue.

LETTER FROM THE BOARD

INFORMATION ON THE PURCHASER

The Purchaser is a company established in Nevada, United States and focuses on development and execution of a value supply chain for critical minerals for the government and free trade partners in the United States that intends to develop and supply the United States sanctioned value chain of critical metals and establish a source of critical metals from scrap and recycling of metals. The Purchaser Shares are listed and traded on OTCQB market under ticker: MTWO.

To the best of the Directors’ information, knowledge and belief and having made all reasonable enquiry, each of the Purchaser and its connected person(s) is third parties independent of and not connected with the Company and its connected persons as at the date of the Agreement.

REASONS FOR AND BENEFIT OF ENTERING INTO THE AGREEMENT AND THE POSSIBLE DISPOSAL

The Disposal Company was established in 2021 to promote the production and sales of graphene products in the United States.

Considering the geopolitical tensions in recent years, including the enactment of the Inflation Reduction Act in the United States, China’s export restrictions on graphite products, and the ongoing trade war, the Board anticipates that future investments in the US will face significant challenges. The Board is of the view that the Possible Disposal is the most advantageous option for the Group to enhance value for the Shareholders. The Plant’s product will be unique in the US. Building and operating the Plant is expected to add significant value to the Purchaser and its share price. This framework structure leverages the Vendor’s niche expertise to de-risk the Purchaser’s entry into the U.S. market, accelerates the path to operational readiness, and ensures seamless transfer of non-patent technical know-how critical to the Plant’s success and the phased approach balances accountability, expertise, and risk, enabling the Purchaser to establish the first U.S.-based production of this unique anode material while mitigating execution uncertainties. The Group is of the view that the existing team has sufficient capacity to take on the added workload in provision of Basic Design and Technical Support and thus the provision of Basic Design and Technical Support will not incur significant additional costs to the Group. By leveraging the existing team’s capacity, manpower and resources to provide Basic Design and Technical Support, the Group is of the view that the terms and condition of the Possible Disposal is beneficial to the Company and its Shareholders as a whole. Lastly, the Possible Disposal will enable the Group to concentrate on its expansion plans in China.

The option structure as stated in the Agreement was proposed by the Purchaser. In addition to the non-refundable fee for granting the Option which will be an immediate cash for the Company, given the reasons stated above and the Purchaser’s unique position and background as the interested party in acquiring the Disposal Company, the Company is of the view that it is a good choice for the Vendor to agree to the option structure to facilitate a potential sale and as a necessary concession to advance the negotiations and secure a committed Purchaser. Accordingly, the Board is of the view that the entering into the Agreement is in the interest of the Company and the Shareholders as a whole and the Board is of the view that upon exercise of the Option by the Purchaser, the Principal Terms for the Possible Disposal are on normal commercial terms, and the terms are fair, reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

POSSIBLE FINANCIAL EFFECTS OF THE POSSIBLE DISPOSAL AND THE INTENDED USE OF PROCEEDS

The Company shall use the Option Consideration to settle the costs and expenses to be incurred in convening the EGM. It is expected that there will be net proceeds of approximately HK$780,000 after deducting such costs and expenses and the Company intends to utilize it as general working capital of the Group.

If the Possible Disposal materialized, upon Closing, the Group shall not have any interest in the Disposal Company and the Disposal Company shall cease to be a subsidiary of the Company since then.

Immediately after receiving the Tranche 1 Consideration, the Group expects to recognize an unaudited gain of approximately US$31,245,243 (equivalent to approximately HK$243,712,895) from the Possible Disposal which is calculated with reference to the difference between (i) the Tranche 1 Consideration of US$30,000,000 (equivalent to HK$234,000,000); and (ii) the aggregate of (a) the estimated unaudited net liabilities of the Sale Units as recorded in the Group’s accounts as at 31 December 2024 and 30 June 2025 are both of US$1,745,243 (equivalent to HK$13,612,896) including the Waived Amount; and (b) the estimated expenses to be incurred by the Group in connection with the Possible Disposal of approximately US$500,000 (equivalent to approximately HK$3,900,000).

Immediately upon receiving the total Consideration (i.e. the Tranche 1 Consideration, the Tranche 2 Consideration and the Tranche 3 Consideration), the Group expects to recognize an unaudited gain of approximately US$101,245,243 (equivalent to approximately HK$789,712,896) from the Possible Disposal which is calculated with reference to the difference between (i) the Consideration of US$100,000,000 (equivalent to HK$780,000,000); and (ii) the aggregate of (a) the estimated unaudited net liabilities of the Sale Units as recorded in the Group’s accounts as at 31 December 2024 and 30 June 2025 are both of US$1,745,243 (equivalent to HK$13,612,896) including the Waived Amount; and (b) the estimated expenses to be incurred by the Group in connection with the Possible Disposal of approximately US$500,000 (equivalent to approximately HK$3,900,000).

LETTER FROM THE BOARD

The actual amount of gain as a result of the Possible Disposal to be recorded by the Group is subject to (i) whether the Vendor can receive the Tranche 2 Consideration and Tranche 3 Consideration which are conditional to the Purchaser accepting the Basic Design; (ii) the fair value of the Consideration Shares at their issue dates; and (iii) the carrying amount of the Sale Units as recorded in the Group’s accounts at the Closing, and the review and the final audit to be performed by the Company’s auditors.

The total Consideration for the Possible Disposal amounts to US$100,000,000 (equivalent to HK$780,000,000), consisting of both cash and Consideration Shares. The net proceeds payable to the Group for the Tranche 1 Consideration are expected to be approximately US$30,000,000 (equivalent to approximately HK$234,000,000) of which US$3,000,000 (equivalent to HK$23,400,000) will be in cash and US$27,000,000 (equivalent to HK$210,600,000) will be in Consideration Shares. If the Purchaser accepted the Basic Design provided by the Vendor, a further net proceeds payable to the Group for the Tranche 2 Consideration and Tranche 3 Consideration are expected to be approximately US$70,000,000 (equivalent to approximately HK$546,000,000) in Consideration Shares. The Directors expect that such cash portion of the net proceeds will be used for general working capital of the Group and currently the Company intends to hold the Consideration Shares portion of the net proceeds as investments and will be recorded as an investment in the Group’s financial statements.

For illustration purpose, based on the closing price of the Consideration Shares as at the Latest Practicable Date, the Group expects from the Possible Disposal to recognize an unaudited gain of (i) approximately US$4,674,000 (equivalent to approximately HK$36,454,000) immediately upon Closing after receiving the Tranche 1 Consideration; and

(ii) (adding to the receipt of the Tranche 2 Consideration and Tranche 3 Consideration) approximately US$5,626,000 (equivalent to approximately HK$43,880,000) after receiving the total Consideration.

LISTING RULES IMPLICATIONS

Rule 14.73 of the Listing Rules states that the grant, acquisition, transfer or exercise of an option by a listed issuer will be treated as a transaction and classified by reference to the percentage ratios (as defined under the Listing Rules). Rule 14.74 of the Listing Rules states that where an option involving a listed issuer, the exercise of which is not at the listed issuer’s discretion, the transaction will be classified as if the option had been exercised, and upon the exercise of such option, such exercise shall be disclosed by way of an additional announcement.

As the highest applicable percentage ratio (as defined in Rule 14.07 of the Listing Rules) in respect of the Agreement together with the Possible Disposal are more than 75%, the Agreement and the Possible Disposal constitute a very substantial disposal of the Company under Chapter 14 of the Listing Rules. Accordingly, the Agreement and the Possible Disposal are subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

PROPOSED MANDATE FOR THE POSSIBLE DISPOSAL

The Company intends to seek the Shareholders’ approval for the Proposed Mandate to enter into the Definitive Agreement with the Purchaser for the Possible Disposal on the Principal Terms and to proceed with and complete the Possible Disposal based on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option.

The Proposed Mandate shall be valid for 18 months from the date of its approval from the Shareholders having been obtained.

In the event there is any material changes to the Principal Terms for the Definitive Agreement, the Company shall inform the Shareholders and seek their approval for such changes.

THE EGM

The EGM will be convened and held for the Shareholders to consider and, if thought fit, approve the Agreement and the transactions contemplated thereunder and the Board will seek the Proposed Mandate to be granted in advance by the Shareholders at the EGM for the Directors to proceed with entering the Definitive Agreement and completing the Possible Disposal with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option.

Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish. In the event that a Shareholder having lodged a proxy form attends the EGM, his proxy form will be deemed to have been revoked.

To the best of the Directors’ information, knowledge and belief and having made all reasonable enquiry, no Shareholders or any of their associates have any material interest in the Agreement and the Possible Disposal and therefore, no Shareholder is required to abstain from voting on the resolution to be proposed at the EGM.

FORM OF PROXY

A proxy form for use at the EGM is enclosed with this circular. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the EGM in person. ADS Holders as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to the Depositary, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for Shareholders) or your voting instructions to the Depositary, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong Time) on 18 March 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and the Depositary must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the Shareholders at a general meeting of the Company must be taken by way of poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, the resolutions to be considered and, if thought fit, approved at the EGM will be voted by way of a poll by the Shareholders. Results of the poll voting will be published on the Company’s website at www.graphexgroup.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk upon the closing of the EGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information relating to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement in this circular incorrect or misleading.

RECOMMENDATION

The Directors are of the opinion that (i) the terms and conditions of the Agreement are fair and reasonable on normal commercial terms and in the interest of the Company and its Shareholders as a whole; and (ii) the proposed resolution at the EGM to approve the Agreement and the transactions contemplated thereunder and to grant to the Board the Proposed Mandate to enter into the Definitive Agreement with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option and to complete the Possible Disposal based on the Principal Terms is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favor of all the resolution proposed at the EGM.

LETTER FROM THE BOARD

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the board of
Graphex Group Limited
Lau Hing Tat Patrick, JP
Chairman

* For identification purpose only

LETTER FROM THE BOARD

Schedule 1

Details of the Licensed Patents

		Expired Date	License Period under the License
	Brief description of Licensed Patents	of Patent	Agreement

1	A production method of spherical graphite	2/1/2033	2/1/2033
2	A production method of high purity graphite	7/11/2032	7/11/2032
3	Equipment and methods of fluoride wastewater treatment	14/11/2032	14/11/2032
4	A production grading equipment of spherical graphite	16/11/2028	16/11/2028
5	A furnace for enhancing effectiveness of graphite drying	25/5/2026	25/5/2026
6	A production equipment of graphite purification	22/6/2026	22/6/2026
7	A production equipment of spherical graphite	29/6/2026	29/6/2026
8	A graphite reactor	8/6/2026	8/6/2026
9	A production equipment of spherical graphite	8/6/2026	8/6/2026
10	A wastewater treatment equipment of graphite production	9/3/2028	9/3/2028
11	A reactor of graphite production	13/3/2028	13/3/2028
12	A pulverizer for graphite processing and production	13/3/2028	13/3/2028
13	A pulverizing machine of graphite	13/3/2028	13/3/2028
14	A continuous purification equipment of new graphite	9/3/2028	9/3/2028
15	A spray painting equipment of graphite anti-corrosion coating	22/5/2030	22/5/2030
16	A spray painting equipment of graphene conductive film	22/5/2030	22/5/2030
17	A welding equipment of graphene heating film	28/4/2030	28/4/2030
18	A graphite powder stirring equipment	2/6/2030	2/6/2030
19	A pulverizing equipment for graphite processing	4/8/2030	4/8/2030
20	A multi-directional stirring device for graphite powder with convenient proportioning	19/4/2032	19/4/2032
21	A spherical classifier impeller for graphite production	26/4/2032	26/4/2032
22	A graphite pulverizer feeding and dedusting device	26/4/2032	26/4/2032
23	A graphene conductive film	26/4/2032	26/4/2032
24	A continuous drying device for evenly heated graphite powder	12/4/2032	12/4/2032
25	An environment-friendly graphene anti-corrosion coating spraying device	26/4/2032	26/4/2032
26	A high-purity ultrafine graphite powder preparation device	1/7/2032	1/7/2032
27	A drum type graphite crushing device	26/4/2032	26/4/2032
28	Grahpite powder high temperature purification and purification device	8/4/2032	8/4/2032
29	Mixing device for silicon carbon anode material production	12/4/2032	12/4/2032
30	Graphene oxide heat dissipation film calendaring device	5/8/2032	5/8/2032

LETTER FROM THE BOARD

Schedule 2

Details of the Patents

Detailed of the Patents are as follows:

	Brief description of Patents	Applicant(s)		Publication No.	Publication Date

1	Preparation method for silicon-carbon composite negative electrode material	The Disposal Company		US-2024-0405197-A	15/12/2024
2	Vertical Continuous Graphitization Furnace	The Disposal Company		US-2024-0401880-A1	5/12/2024
3	Processing method for graphite acid purification wastewater	(i)	The Disposal Company	US-2024-0158274-A1	16/5/2024
		(ii)	Wuhan University of Technology (to the best knowledge information and belief, the Independent Third Party)

		(iii)	The Company

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

A.	FINANCIAL INFORMATION OF THE GROUP

The financial information of the Group for the three years ended 31 December 2022, 2023 and 2024 and the six-month period ended 30 June 2025 are disclosed in the following documents which have been published on the websites of the Stock Exchange (www.hkex.com.hk) and the Company (http://www.graphexgroup.com), respectively.

(i)	the audited consolidated financial statements of the Group for the year ended 31 December 2022 is disclosed in the annual report of the Company for the year ended 31 December 2022 published on 27 April 2023, from pages 104 to 231: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0427/2023042704608.pdf;

(ii)	the audited consolidated financial statements of the Group for the year ended 31 December 2023 is disclosed in the annual report of the Company for the year ended 31 December 2023 published on 29 April 2024, from pages 105 to 237: https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0429/2024042903407.pdf;

(iii)

the audited consolidated financial statements of the Group for the year ended 31 December 2024 is disclosed in the annual report of the Company for the year ended 31 December 2024 published on 29 April 2025, from pages 103 to 231: https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0429/2025042902971.pdf;

and

(iv)	the unaudited financial information of the Group for the six-month period ended 30 June 2025 is disclosed in the 2025 interim report of the Company for the six months ended 30 June 2025 published on 29 September 2025, from pages 4 to 33: https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0929/2025092901504.pdf.

B.	STATEMENT OF INDEBTEDNESS

As at the close of business on 30 November 2025, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following indebtedness:

(i)	As at 30 November 2025, the Group had outstanding unsecured and unguaranteed corporate bonds of approximately HK$104.6 million. These borrowings denominated in HK$ bear coupon interest at rates of 6% per annum.

(ii)	As at 30 November 2025, the Group had outstanding bank borrowing of approximately HK$31.9 million. These borrowings denominated in RMB bear interest at rates of 2.55% to 3.75% per annum. The bank borrowing of approximately HK$8.8 million is unsecured and guaranteed by a subsidiary of the Company and approximately HK$24.9 million is unsecured and unguaranteed.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)	As at 30 November 2025, the Group had outstanding unsecured and unguaranteed other borrowings of approximately HK$15.8 million. These borrowings are denominated in HK$, USD and RMB and bear interest at rates of 5% to 14.4% per annum.

(iv)	As at 30 November 2025, the Group had outstanding unsecured and unguaranteed promissory note with principal amount of approximately HK$30.1 million bear coupon interest at rates of 2% per annum.

(v)	As at 30 November 2025, the Group had outstanding convertible notes of approximately HK$3.8 million bear interest at rates of 5.5% per annum. The convertible notes of approximately HK$3 million is secured by the entire issued capital of a subsidiary of the Company and approximately HK$0.8 million is unsecured and unguaranteed.

(vi)	As at 30 November 2025, the Group had outstanding loan from related parties of approximately HK$10.4 million bear interest at rates 6% per annum. The loans are unsecured and unguaranteed.

(vii)	As at 30 November 2025, the Group had total lease liabilities of approximately HK$18.7 million of which current portion was approximately HK$4.7 million and non-current portion was approximately HK$14 million.

Save as disclosed above, and apart from intra-group liabilities and trade payables in the normal course of business of the Group, as at 30 November 2025, being the latest practicable date for the purpose of preparing this statement of indebtedness, the Group did not have any other loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

The Directors confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 30 November 2025 up to the Latest Practicable Date.

C.	WORKING CAPITAL STATEMENT

The Directors are of the opinion that, after taking into account the financial resources available to the Group, including its internally generated funds, the available facilities and the net proceeds to be received from the Disposal, the Group has, in the absence of unforeseen circumstances, sufficient working capital for its present requirement for at least the next twelve months from the date of this circular.

D.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company since 31 December 2024, being the date to which the latest published audited consolidated financial statements of the Company were made up.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

Set out below is the unaudited financial information of the Disposal Company which comprises the unaudited statements of financial position of the Disposal Company as at 31 December 2022, 2023 and 2024 and 30 September 2025 and the unaudited statements of comprehensive income, unaudited statements of changes in equity and unaudited statements of cash flows for the years ended 31 December 2022, 2023 and 2024 and the nine months ended 30 September 2024 and 2025 and certain explanatory notes (altogether referred to as “Historical Financial Information”).

The Historical Financial Information has been prepared in accordance with paragraph 14.68(2)(a)(i)(A) of the Listing Rules as set out in note 2 to the Historical Financial Information.

The Historic Financial Information is prepared by the Directors solely for the purpose of inclusion in this Circular in connection with the Possible Disposal. The Company’ reporting accountant, Crowe (HK) CPA Limited was engaged to review the Historical Financial Information of the Disposal Company in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and with reference to the Practice Note 750 “Review of Financial Information under the Hong Kong Listing Rules for a Very Substantial Disposal” issued by HKICPA. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable the reporting accountant to obtain the assurance that the reporting accountant would become aware of all significant matters that might be identified in an audit. Accordingly, the reporting accountant does not express an audit opinion. The reporting accountant has issued an unmodified review report.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended 31 December			Nine months ended 30 September
	2022	2023	2024	2024	2025
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	–	–	–	–	–
Administrative expenses	(5,915)	(5,813)	(1,247)	(1,232)	(4,775)
Finance costs	–	(26)	(7)	(7)	–
Loss before income tax expense	(5,915)	(5,839)	(1,254)	(1,239)	(4,775)
Income tax expense	–	–	–	–	–
Loss for the year	(5,915)	(5,839)	(1,254)	(1,239)	(4,775)

Loss and total comprehensive loss for the year/period	(5,915)	(5,839)	(1,254)	(1,239)	(4,775)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

UNAUDITED STATEMENTS OF FINANCIAL POSITION

	As at 31 December		As at 30 September
	2022 HK$’000	2023 HK$’000	2024 HK$’000	2025 HK$’000

Non-current assets
Deposits and prepayments	–	323	323	323

Current assets
Other receivables	1,174	–	–	–
Cash and cash equivalents	190	35	13	1
	1,364	35	13	1

Current liabilities
Other payables and accruals	573	2,412	1,631	1,649
Interest bearing borrowing	–	1,586	1,560	1,560
Amount due to ultimate holding company	7,311	8,719	10,758	15,503
	7,884	12,717	13,949	18,712

Net current liabilities	(6,520)	(12,682)	(13,936)	(18,711)

Total assets less current liabilities	(6,520)	(12,359)	(13,613)	(18,388)

Net liabilities	(6,520)	(12,359)	(13,613)	(18,388)

Equity
Paid-up capital	–	–	–	–
Reserves	(6,520)	(12,359)	(13,613)	(18,388)

Total deficit	(6,520)	(12,359)	(13,613)	(18,388)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

UNAUDITED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Total
	HK$’000	HK$’000	HK$’000

At 1 January 2022	–	(606)	(606)

Loss for the year	–	(5,914)	(5,914)

At 31 December 2022 and 1 January 2023	–	(6,520)	(6,520)

Loss and total comprehensive income or the year	–	(5,839)	(5,839)

At 31 December 2023 and 1 January 2024	-	(12,359)	(12,359)

Loss and total comprehensive income for the year	-	(1,254)	(1,254)

At 31 December 2024 and 1 January 2025	-	(13,613)	(13,613)

At 1 January 2025	-	(13,613)	(13,613)

Loss and total comprehensive income for the period	-	(4,775)	(4,775)

At 30 September 2025	-	(18,388)	(18,388)

At 1 January 2024	-	(12,359)	(12,359)

Loss and total comprehensive income for the period	-	(1,239)	(1,239)

At 30 September 2024	-	(13,598)	(13,598)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

UNAUDITED STATEMENTS OF CASH FLOWS

	Year ended 31 December			Nine months ended 30 September
	2022	2023	2024	2024	2025
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cash flows from operating activities
Loss before income tax expense	(5,915)	(5,839)	(1,254)	(1,239)	(4,775)
Adjustments for:
Interest expense on other borrowing	–	26	7	7	–

Operating cash flows before changes in working capital	(5,915)	(5,813)	(1,247)	(1,232)	(4,775)
(Increase)/decrease in prepayments, deposits and other receivables	(1,104)	851	-	-	-
Increase/(decrease) in other payables and accruals	486	1,839	(781)	(780)	18
Increase in amount due to ultimate holding company	6,680	1,408	2,039	2,039	4,745

Cash generated from/(used in) operations	147	(1,715)	11	27	(12)
Interest paid	–	(26)	(7)	(7)	–

Net cash generated from/(used in) operating activities	147	(1,741)	4	20	(12)

Cash flows from financing activities
Proceeds from other borrowing	–	1,586	–	–	–
Repayment of other borrowing	–	–	(26)	(26)	–

Net cash generated from/(used in) financing activities	–	1,586	(26)	(26)	–

Increase/(decrease) in cash and cash equivalents	147	(155)	(22)	(6)	(12)

Cash and cash equivalents at 1 January	43	190	35	35	13

Cash and cash equivalents at 31 December/30 September	190	35	13	29	1

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

NOTES TO THE UNAUDITED HISTORICAL FINANCIAL INFORMATION OF THE DISPOSAL COMPANY

1.	GENERAL INFORMATION

The Disposal Company is a limited company incorporated in the United States on 29 January 2021 with the goal to exploit the intellectual property rights and knowhows of the Group in the United States.

The Historical Financial Information is presented in Hong Kong Dollar (“HK$”) and all values are rounded to the nearest thousand (HK$’000) unless otherwise stated.

2.	BASIS OF PREPARATION

The Historical Financial Information of the Disposal Company has been prepared in accordance with paragraph 14.68 (2)(a)(i) of the Listing Rules and solely for the purpose of inclusion in this Circular to be issued by the Company in connection with the Disposal. It does not contain sufficient information to constitute a complete set of financial statements as defined in Hong Kong Accounting Standard 1 (Revised) “Presentation of Financial Statements” nor a set of condensed financial statements as defined in Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the HKICPA.

At 31 December 2022, 2023, 2024 and 30 September 2025, the Disposal Company had net liabilities of HK$6,520,000, HK$12,359,000, HK$13,613,000 and HK$18,711,000 respectively, which were primarily attributable to the amount due to the ultimate holding company classified under current liabilities of HK$7,311,000, HK$8,719,000, HK$10,758,000 and HK$15,503,000, respectively. The Company has undertaken to provide continued financial support to the Disposal Company in the years/period to enable the Disposal Company to meet its liabilities when they fall due if the Possible Disposal is not completed and to the completion date if the Possible Disposal is completed. Accordingly, the Historical Financial Information has been prepared on a going concern basis.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

The following is an illustrative pro forma financial information of the Remaining Group (the “Unaudited Pro Forma Financial Information”) which have been prepared by the directors in accordance with paragraph 4.29 of the Listing Rules and on the basis as set out in the accompanying notes below to illustrate (a) unaudited pro forma consolidated statement of financial position of the Remaining Group as if the Possible Disposal had been completed on 30 June 2025; and (b) unaudited pro forma consolidated statement of comprehensive income and unaudited pro forma consolidated statement of cash flows of the Remaining Group for the year ended 31 December 2024 as if the Possible Disposal had been completed on 1 January 2024.

This Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not purport to represent the true picture of the financial position of the Remaining Group as at 30 June 2025 or at any future date had the Possible Disposal been completed on 30 June 2025, or the financial performance and cash flows of the Remaining Group for the year ended 31 December 2024 or for any further period had the Possible Disposal been completed on 1 January 2024.

The Unaudited Pro Forma Financial Information is prepared based on the unaudited condensed consolidated statement of financial position of the Group as at 30 June 2025 which has been extracted from the published interim report of the Company for the six months ended 30 June 2025, the audited consolidated statement of comprehensive income and the audited consolidated statement of cash flows of the Group for the year ended 31 December 2024 which have been extracted from the audited consolidated financial statements of the Group for the year ended 31 December 2024 as set out in the published 2024 annual report of the Company, and the Unaudited Historical Financial Information of the Disposal Company as set out in the Appendix II to this Circular after giving effect to the pro forma adjustments described in the notes and is prepared in accordance with Rules 4.29 and 14.68(2)(a)(ii) of the Listing Rules.

- III-1 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited consolidated statement of financial position of the Group as at 30 June 2025		Pro forma adjustments				Unaudited pro forma consolidated statement of financial position of the Remaining Group as at 30 June 2025
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 1(a))	(Note 2(a))	(Note 2(b)&2(c))	(Note 3)	(Note 3(a)&3(b))	(Note 3(c))
Non-current assets
Property, plant and equipment	24,824						24,824
Goodwill	101,939						101,939
Other intangible assets	392,895						392,895
Equity investments designated at fair value through other comprehensive income	46						46
Prepayments, deposits and other receivables	15,126	(323)					14,803
Deferred tax assets	5,854						5,854

Total non-current assets	540,684						540,361

Current assets
Inventories	3,412						3,412
Trade and bills receivables	105,678						105,678
Prepayments, deposits and other receivables	216,348						216,348
Financial assets at fair value through profit or loss	22			21,263			21,285
Contract assets	13,906						13,906
Restricted bank deposit	605						605
Cash and cash equivalents	10,637	(13)				11,000	21,624

Total current assets	350,608						382,858

Current liabilities
Trade payables	31,405						31,405
Other payables and accruals	102,738	(1,631)					101,107
Amounts due to the Group	–	(10,758)	10,758				–
Contract liabilities	63,077						63,077
Lease liabilities	4,682						4,682
Interest bearing borrowings	154,366	(1,560)					152,806
Convertible notes	3,798						3,798
Tax payable	33,816						33,816

Total current liabilities	393,882						390,691

Net current liabilities	(43,274)						(7,833)

Total assets less current liabilities	497,410						532,528

Non-current liabilities
Lease liabilities	14,008						14,008
Interest bearing borrowings	6,000						6,000
Deferred income	–		2,855		24,743		27,598
Promissory note	39,169						39,169
Deferred tax liabilities	58,923				5,256		64,179

Total non-current liabilities	118,100						150,954

Net assets	379,310						381,574

Capital and reserves
Share capital	50,185						50,185
Reserves	329,085	(13,613)	13,613	–	2,264	–	331,349

Equity attributable to equity shareholders of the Company	379,270						381,534
Non-controlling interest	40						40
	379,310	(13,613)	13,613	–	2,264	–	381,574

- III-2 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Audited consolidated statement of comprehensive income of the Group for the year ended 31 December 2024		Pro forma adjustments				Unaudited pro forma consolidated statement of comprehensive income of the Remaining Group after the Possible Disposal for the year ended 31 December 2024
	HK$’000(Note (1(b))	HK$’000 (Note 4)	HK$’000 (Note 3(b))	HK$’000 (Note 3)	HK$’000 (Note 5)	HK$’000 (Note (6))	HK$’000
Revenue	187,850		14,664				202,514
Cost of sales	(119,543)		(12,000)				(131,543)
Gross profit	68,307						70,971
Other income and gains	9,497			3,900	3,200		16,597
Loss on promissory note derecognised	(251)						(251)
Selling and marketing expenses	(1,789)						(1,789)
Administrative expenses	(134,456)	1,247		(3,900)			(137,109)
Research and development costs	(13,086)						(13,086)

Impairment of financial and contracts assets, net	(27,729)						(27,729)
Impairment loss on property, plant and equipment and other intangible assets	(1,853)						(1,853)
Fair value change on financial assets
at fair value through profit or loss	–					(3,438)	(3,438)
Finance costs	(17,011)	7					(17,004)
Share of results of associates	(797)						(797)
Loss before taxation	(119,168)	1,254	2,664	–	3,200	(3,438)	(115,488)
Income tax credit	7,783		(400)				7,383
Loss for the year	(111,385)	1,254	2,264	–	3,200	(3,438)	(108,105)
Attributable to:
Owners of the parent	(111,435)	1,254	2,264	–	3,200	(3,438)	(108,155)
Non-controlling interests	50						50
Loss for the year	(111,385)	1,254	2,264	–	3,200	(3,438)	(108,105)
Other comprehensive income for the year, net of tax	(9,863)						(9,863)
Total comprehensive loss for the year	(121,248)	1,254	2,264	–	3,200	(3,438)	(117,968)
Attributable to:
Owners of the parent	(121,298)	1,254	2,264	–	3,200	(3,438)	(118,018)
Non-controlling interests	50						50
	(121,248)						(117,968)

- III-3 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

	Audited consolidated statement of cash flows of the Group for the year ended 31 December 2024	Pro forma adjustments					Unaudited pro forma consolidated statement of cash flows of the Remaining Group after the Possible Disposal for the year ended 31 December 2024
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 1(b))	(Note 4)	(Note 3(b))	(Note 3(c))	(Note 5)	(Note 6)
Operating activities
Loss before tax	(119,168)	1,254	2,664		3,200	(3,438)	(115,488)
Adjustments for: Finance costs	17,011	(7)					17,004
Share of results of associates	797						797
Interest income	(1,016)						(1,016)
Dividend income from equity investments designated at fair value through other comprehensive income	(65)						(65)
Amortised deferred income from licensing/sub-licensing patent rights	–				(3,200)		(3,200)
Gain from provision of basic design and technical support	–	(2,664)					(2,664)
Fair value change on financial assets at fair value through profit	–					3,438	3,438
Gain on disposal of property, plant and equipment	(179)						(179)
Amortisation and depreciation	49,426						49,426
Loss on trade receivables	497						497
Impairment of trade and bills receivables	24,284						24,284
Impairment of other receivables	4,791						4,791
Reversal of impairment of contract assets	(1,346)						(1,346)
Impairment of property, plant and equipment	1,735						1,735
Impairment of intangible assets	118						118
Exchange gain	(1)						(1)
Equity-settled share-based payment expenses	14,009						14,009
Gain on waiver of other borrowings	(868)						(868)
Gain on waiver of interest on convertible notes	(32)						(32)
Gain on waiver of interest on corporate bonds	(269)						(269)
Gain on settlement upon issue of ordinary shares	(560)						(560)
Loss on promissory note derecognised	251						251
	(10,585)						(9,338)

- III-4 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

	Audited consolidated statement of cash flows of the Group for the year ended 31 December 2024	Pro forma adjustments					Unaudited pro forma consolidated statement of cash flows of the Remaining Group after the Possible Disposal for the year ended 31 December 2024
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 1(b))	(Note 4)	(Note 3(b))	(Note 3(c))	(Note 5)	(Note 6)
Decrease in inventories	8,029						8,029
Decrease in contract assets	13,735						13,735
Increase in trade and bills receivables	(62,063)						(62,063)
Increase in prepayments, deposits and other receivables	(7,771)						(7,771)
Increase in trade payables	29,221						29,221
Increase in other payables and accruals	18,334	781					19,115
Increase in contract liabilities	6,008						6,008
Cash used in operations	(5,092)						(3,064)
Interest received	21						21
Income tax paid	(241)		(400)				(641)
Net cash uses in operating activities
	(5,312)						(3,684)
Investing activities
Interest received	75						75
Purchase of property, plant and equipment	(152)						(152)
Proceeds from disposal of property, plant and equipment	179						179
Net cash inflows from disposal of a subsidiary	–			11,365			11,365
Repayment of loans from joint ventures	24,611						24,611
Loan to a third party	(7,067)						(7,067)
Loans to joint ventures	(25,122)						(25,122)
Repayment of loans from an associate	1,216						1,216
Dividend income from equity investments	65						65
Purchase of other intangible assets	(318)						(318)
Placement of restricted bank deposits	(103)						(103)

Net cash (used in)/generated from investing activities	(6,616)						4,749

- III-5 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

	Audited consolidated statement of cash flows of the Group for the year ended 31 December 2024	Pro forma adjustments					Unaudited pro forma consolidated statement of cash flows of the Remaining Group after the Possible Disposal for the year ended 31 December 2024
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 1(b))	(Note 4)	(Note 3(b))	(Note 3(c))	(Note 5)	(Note 6)
Financing activities
Proceeds from issue of ordinary shares	12,242						12,242
Payment for costs of issuing ordinary shares	(272)						(272)
Repayment of corporate bonds	(1,605)						(1,605)
Repayment of lease liabilities	(4,879)						(4,879)
Interest paid	(5,230)	7					(5,223)
Proceeds from bank borrowings	13,859						13,959
Repayment of bank borrowings	(10,973)						(10,973)
Proceeds from other borrowings	9,587						9,587
Repayment of other borrowings	(9,032)	26					(9,006)
Repayment of promissory note	(3,300)						(3,300)

Net cash generated from financing activities	397						430

Net (decrease)/increase in cash and cash equivalents	(11,531)	2,061	(400)	11,365			1,495
Cash and cash equivalents at 1 January 2024	27,190						27,190
Effect of foreign exchange rate changes	(213)						(213)

Cash and cash equivalents at 31 December 2024	15,446						28,472

- III-6 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Notes:

1.	(a)	The amounts are extracted from the unaudited condensed consolidated statement of financial position of the Group as at 30 June 2025 as set out in the published interim report of the Company for the six months ended 30 June 2025.

	(b)	The amounts are extracted from the audited consolidated statement of comprehensive income and consolidated statement of cash flows of the Group for the year ended 31 December 2024 as set out in the published annual report of the Company for the year ended 31 December 2024.

2.	The following pro forma adjustments have been made to the unaudited pro forma consolidated statement of financial position, assuming the Possible Disposal had taken place on 30 June 2025 and for the purpose of this unaudited pro forma financial information, the estimated consideration is translated at the closing rate as at 30 June 2025 of US$1 to HK$7.8.

(a)	The adjustment represents the exclusion of carrying amounts of assets and liabilities of the Disposal Company as at 30 June 2025, assuming the Possible Disposal had taken place on 30 June 2025. The assets and liabilities of the Disposal Company are extracted from the unaudited statement of financial position of the Disposal Company as set out in Appendix II to this Circular.

(b)	The adjustment represents the waiver of amount due from the Group by the Disposal Company prior to the completion of the Possible Disposal.

(c)	The adjustment represents net liabilities of the Disposal Company as at 30 June 2025 reclassified as deferred income.

3.	Pursuant to the License Agreement, the Disposal Company holds rights to 30 effective Licensed Patents owned by the Group related to the natural graphite anode material production with exclusive and irrevocable authority to use the patent technologies in Northern America for a period 106 months starting from 17 October 2023. Under the proposed Definitive Agreement, the total consideration for the Possible Disposal is payable by the Purchaser to the Group for (a) licensing/sub-licensing the patent rights for use in USA (outside Mainland China), (b) basic design services to be provided by the Group for the construction of a graphene deep processing plant of the Purchaser in USA and (c) technical support services to be provided to the Purchaser from in-house resources of the Group for a period of up to 5 years starting from the completion of the Possible Disposal.

The following pro forma adjustments represent the estimated gain on Possible Disposal assuming the Possible Disposal had taken place on 30 June 2025:

HK$’000

Total consideration (note (i)):
Cash option consideration under the Option Purchase Agreement	3,900
Cash consideration under the proposed Definitive Agreement	23,400
Consideration Shares under the proposed Definitive Agreement	21,263
Total estimated consideration for the Possible Disposal	48,563
Less: Estimated transaction costs directly attributable to the Possible Disposal (note (ii))	(3,900)

44,663

- III-7 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

		HK$’000

(a)	Consideration for licensing/sub-licensing patent rights (note (vi))	29,999
	Less: Estimated taxes (note (v))	(5,256)

	Deferred income	24,743

(b)	Consideration shares for provision of basic design and technical support services (note (iii))	14,664
	Less: Estimated costs of provision of basic design and technical support services (note (iv))	(12,000)

	Gain on providing basic design and technical support services	2,664
	Less: Estimated tax (note (vii))	(400)

	Gain on providing basic design and technical support services, net of tax	2,264

(c)	Estimated cash proceeds	27,300
	Less: Estimated costs directly attributable to the Possible Disposal	(3,900)
	Estimated costs of basic design and technical support	(12,000)

	Estimated cash proceeds on the Possible Disposal	11,400
	Cash balance of the Disposal Company as at 1 January 2024	(35)

	Estimated net cash inflows arising on Possible Disposal upon completion on 1 January 2024	11,365

Notes:

(i)	Pursuant to the Option Purchase Agreement dated 1 December 2025, a cash option consideration of US$500,000 (equivalent to HK$3,900,000 translated at the rate of US$1 to HK$7.8) was paid by the Purchaser on that date. It is envisaged the Vendor, the Purchaser and the Disposal Company will enter into the Definitive Agreement, pursuant to the Definitive Agreement, the total consideration of the Possible Disposal amounting to US$5,726,000 (equivalent to HK$44,662,800), shall be paid by the Purchaser by a combination of cash US$3,000,000 will be settled by the Purchaser upon completion of the Possible Disposal, and issuance of 29,000,000 Consideration Shares@US$0.094 (the closing share price of the Purchaser quoted on OTCQB on 1 December 2025) in the following three Tranches:

		HK$’000

Tranche 1	9,000,000 shares at the completion of the Possible Disposal (“the Closing”)	6,599

Tranche 2	10,000,000 shares upon provision of basic design services, within three months after the Closing	7,332

Tranche 3	10,000,000 shares, for provision of technical support services for construction of the graphene deep processing plant within 24 months of the Closing	7,332

		21,263

- III-8 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

(ii)	The estimated transaction costs attributed to the Possible Disposal represent costs and expenses directly attributable to the Possible Disposal amounting to HK$3,900,000 and will be borne by the Group.

(iii)	Consideration shares for the provision of basic design and technical support services:

		HK$’000

Tranche 2	10,000,000 shares@US$0.094 (note (i)), for the provision of basic design services	7,332

Tranche 3	10,000,000 shares@US$0.094 (note (i)), for the provision of technical support services	7,332

		14,664

(iv)	The estimated costs of basic design and technical support mainly attributed to staff cost directly incurred for the basic design and technical support.

(v)	The adjustment represents the estimated withholding tax (10%) and value added tax (6%) to be incurred by the Group in connection with the licensing/sub-licensing of patent rights. The amount is estimated to be HK$5,256,000.

(vi)	Consideration for licensing/sub-licensing patent rights:

HK$’000

Tranche 1
Cash consideration US$3,000,000	23,400
9,000,000 shares@US$0.094 (note (i))	6,599
29,999

(vii)	The adjustment represents the estimated Corporate Income Tax (15%) to be incurred by the Group in connection with the gain on provision of basic design and technical support services. The amount is estimated to be HK$400,000.

4.	The adjustment represents the exclusion of operation results and cash flows of the Disposal Company for the year ended 31 December 2024, assuming the Possible Disposal had been completed on 1 January 2024, which is extracted from the Unaudited Historical Financial Information of the Disposal Company set out in Appendix II to this Circular.

- III-9 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

5.	The adjustment represents the estimated net gain derived from the licensing/sub-licensing of patent rights to the Purchaser as if the Possible Disposal had taken place on 1 January 2024, which is calculated as follows:

HK$’000

Consideration for licensing/sub-licensing patent rights (note 3(vi))	29,999
Net liabilities of the Disposal Company as at 30 June 2025, assumed by the Purchaser, would form part of the deferred income from licensing/sub-licensing of patent rights (note below)	2,855

Total deferred income	32,854
Less: Estimated deferred taxes (withholding tax and value added tax) (note 3(a))	(5,256)

Estimated total net deferred income from licensing/sub-licensing patent rights	27,598

The amortisation of net deferred income from licensing/sub-licensing patent rights for the year ended 31 December 2024, assuming the Possible Disposal had taken place on 1 January 2024 (12/103.5@HK$27,598,000)	3,200

Under the Licensing Agreement, the patent licenses were granted by the Group to the Disposal Company for a period of 106 months (from 17 October 2023 to 31 July 2032), therefore the patent licenses have remaining live of 103.5 months assuming the Possible Disposal had taken place on 1 January 2024.

Note:

HK$’000

Total assets and liabilities of Disposal Company as at 30 June 2025
Prepayments, deposits and other receivables	(323)
Cash and cash equivalents	(13)
Other payables and accruals	1,631
Interest bearing borrowings	1,560
Amounts due to the Group	10,758
13,613
Less: Waive of amounts due to the Group	(10,758)
Net liabilities of the Disposal Company as at 30 June 2025, assumed by the Purchaser, would form part of the deferred income from licensing/sub-licensing of patent rights	2,855

6.	It represents the fair value change of Consideration Shares.

- III-10 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

B.	REPORT FROM THE INDEPENDENT REPORTING ACCOUNTANT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

The following is the text of a report received from the reporting accountants, Crowe (HK) CPA Limited, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Circular.

INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

To the directors of Graphex Group Limited

We have completed our assurance engagement to report on the compilation of unaudited pro forma financial information of Graphex Group Limited (the “Company”) and its subsidiaries (collectively, the “Group”) by the directors of the Company (the “Directors”) for illustrative purposes only. The unaudited pro forma financial information consists of the unaudited pro forma consolidated statement of financial position as at 30 June 2025, the unaudited pro forma consolidated statement of comprehensive income and the unaudited pro forma consolidated statement of cash flows for the year ended 31 December 2024, and related notes (the “Unaudited Pro Forma Financial Information”) as set out on pages III-1 to III-11 in the Appendix III to the circular dated 30 January 2026, issued by the Company (the “Circular”). The applicable criteria on the basis of which the Directors have compiled the Unaudited Pro Forma Financial Information are described on pages III-1 to III-11 in the Appendix III to the Circular.

The Unaudited Pro Forma Financial Information has been compiled by the Directors to illustrate the impact of the Possible Disposal on the Group’s financial position as at 30 June 2025 as if the Possible Disposal had taken place on 30 June 2025 and the Group’s financial performance and cash flows for the year ended 31 December 2024 as if the Possible Disposal had taken place on 1 January 2024. As part of this process, information about the Group’s financial position, financial performance and cash flows has been extracted by the Directors from the Group’s interim report for the six months ended 30 June 2025, on which no audit or review report has been published and the Group’s annual report for the year ended 31 December 2024, on which an auditor’s report has been published.

Directors’ Responsibilities for the Unaudited Pro Forma Financial Information

The Directors are responsible for compiling the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 (“AG 7”) “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

- III-11 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Listing Rules, and with reference to AG 7 issued by the HKICPA.

For purpose of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Pro Forma Financial Information.

The purpose of the unaudited pro forma financial information included in a circular is solely to illustrate the impact of a significant event of transaction on unadjusted financial information of the entity as if the event had been occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the Possible Disposal at 30 June 2025 or 1 January 2024 would have been as presented.

- III-12 -

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

A reasonable assurance engagement to report on whether the unaudited pro forma financial information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the unaudited pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

●	the related unaudited pro forma adjustments give appropriate effect to those criteria; and

●	the unaudited pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountants’ judgement, having regard to the reporting accountants’ understanding of the nature of the entity, the event or transaction in respect of which the unaudited pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

(a)	the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group; and

(c)	the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed in pursuant to paragraph 4.29 (1) of the Listing Rules.

Crowe (HK) CPA Limited

Certified Public Accountants

Hong Kong

30 January 2026

- III-13 -

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Set out below is the management discussion and analysis on the Remaining Group for the years ended 31 December 2022, 31 December 2023, 31 December 2024 and the six months ended 30 June 2025. Upon exercise of the Option by the Purchaser and closing of the disposal of the Disposal Company, the Company will no longer hold any interest in the Disposal Company, and the Disposal Company will no longer remain as a subsidiary of the Company.

For the purpose of this circular and for illustration purpose only, the management discussion and analysis of the Remaining Group below is made with the exclusion of the Disposal Company.

There will be no change to the principal business of the Remaining Group as a result of the Disposal. Following closing of the disposal of the Disposal Company, the Remaining Group will continue to carry out its existing businesses.

BUSINESS AND FINANCIAL REVIEW

Business review

The principal activities of the Remaining Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Remaining Group is also engaged in landscape architecture and design businesses.

Segmental information

A summary of the revenues and operating results of each business segment of the Remaining Group for the years ended 31 December 2022, 31 December 2023, 31 December 2024 and the six months ended 30 June 2025 are as follows:

The year ended 31 December 2022	Development and processing of graphene products	Landscape architecture and design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue	214,614	122,856	337,470
Segment results	(7,243)	(3,941)	(11,184)

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

The year ended 31 December 2023	Development and processing of graphene products	Architecture and design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue	194,929	97,000	291,929
Segment results	(21,150)	(23,294)	(44,444)

The Remaining Group’s revenue for the year ended 31 December 2023 was approximately HK$291,929,000, representing a decrease of approximately 13.5% over approximately HK$337,470,000 for the year ended 31 December 2022. The reduction in revenue was mainly due to product price drops in graphene products segment and slowdown in real estate development market in China in landscape architecture segment.

The year ended 31 December 2024	Development and processing of graphene products	Landscape architecture and design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue	117,951	69,899	187,850
Segment results	(49,438)	(9,977)	(59,415)

The Remaining Group’s revenue for the year ended 31 December 2024 was approximately HK$187,850,000, representing a decrease of approximately 35.7% over approximately HK$291,929,000 for the year ended 31 December 2023. The reduction in revenue was mainly due to product price drops caused by keen competition in graphene products segment and slowdown in real estate development market in China in landscape architecture segment.

The six months ended 30 June 2024	Development and processing of graphene products	Landscape architecture and design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue	61,489	32,253	93,742
Segment results	(15,830)	(13,058)	(28,888)

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

The six months ended 30 June 2025	Development and processing of graphene products	Landscape architecture and design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue	48,389	28,446	76,835
Segment results	(13,886)	2,763	(11,123)

For the six months ended 30 June 2025, revenue of the Remaining Group was approximately HK$76,835,000 representing a decrease in revenue of approximately 18.0% over approximately HK$93,742,000 for the six months ended 30 June 2024. The decrease was mainly attributable to the less favourable market and economic environment.

Liquidity and financial resources

The Remaining Group’s objectives for capital management are to safeguard the Remaining Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to Shareholders through improving the debt and equity balance.

	As at 31 December		As at 30 June
	2022	2023	2024	2025
	HK$’000	HK$’000	HK$’000	HK$’000
Total assets	894,676	847,343	809,348	891,292
Current assets	235,119	246,499	262,397	350,608
Current liabilities	288,194	320,168	367,013	393,882
Net current liabilities	53,075	73,669	104,616	43,274
Equity attributable to Shareholders	380,584	369,687	280,359	379,270

As at 31 December 2023, the Remaining Group had total assets of HK$847,343,000, net current liabilities of HK$73,669,000 and equity attributable to Shareholders of HK$369,687,000. The total assets of the Remaining Group decreased by 5.3% from 2022 to 2023 primarily due to the amortisation of other intangible assets.

As at 31 December 2024, the Remaining Group had total assets of HK$809,348,000, net current liabilities of HK$104,616,000 and equity attributable to Shareholders of HK$280,359,000. The total assets of the Remaining Group decreased by 4.5% from 2023 to 2024 primarily due to the amortisation of other intangible assets.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Gearing ratio

As at 31 December 2022, 31 December 2023, 31 December 2024 and 30 June 2025, the gearing ratio of the Remaining Group were 76.9%, 63.1%, 84.2% and 58.5% respectively.

The gearing ratio was calculated as total liabilities divided by total assets.

Capital commitments

As at 31 December 2022, 31 December 2023, 31 December 2024 and 30 June 2025, the Remaining Group had the following capital commitments:

	As at 31 December		As at 30 June
	2022	2023	2024	2025
	HK$’000	HK$’000	HK$’000	HK$’000
Contracted, but not provided for Acquisition of property, plant and equipment	7,523	5,220	5,637	35,032

(i)	On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Remaining Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. As at the Latest Practicable Date, no contract for the construction of the plant and/or the equipment for this project was entered into.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

(ii)	On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (“Phase 1 Project”) in Laixi City Nanshu Town New Material Industrial Park (the “Park”) which is situated in Nanshu Town of Laixi City, Shandong Province, PRC (“Laixi City”). Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithiumion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Remaining Group’s internal resources and/or bank borrowings and/or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

On 10 January 2024, Graphex (Shandong) New Energy Technologies Limited* ( 烯石(山東)新能源科技有限公司) (“Graphex Shandong”), an indirectly wholly-owned subsidiary of the Company and the Remaining Group’s vehicle to carry out the Phase 1 Project, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent as stipulated in the lease agreement to approximately HK$65,936,000). Due to the delay implementation of Phase 1 for reasons mentioned above, the factory buildings as stipulated in the lease agreement have not been handed over to Graphex Shandong up to the date of approval of these consolidated financial statements, and the landlord has agreed that Graphex Shandong lease agreement will not be commenced until the landlord has provided Graphex Shandong with the legal proof of its right to lease the factory buildings. The right-of-use assets and the lease liabilities have not yet recognised at 30 June 2025.

On 18 November 2024, the Company announced that pursuant to the above Cooperation Agreement, the Company and the Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the “Phase 2 Project”). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. As at the Latest Practicable Date, no formal agreement or lease agreement has been made for Phase 2 Project.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

(iii)	On 11 November 2025, Graphex (Anhui) New Energy Materials Co., Limited* (烯石(安徽)新能源材料有限公司) (“Graphex Anhui”), a 51% indirectly owned subsidiary of the Company entered into the equipment purchase agreement with an Independent Third Party as vendor pursuant to which Graphex Anhui agreed to purchase a set of intelligent carbon coating processing line from the vendor at the consideration of RMB42,252,200 (equivalent to approximately HK$46,270,384) for the Remaining Group’s planned 15,000 metric tons of high-quality graphite anode material facility project in the Anhui province, PRC for domestic lithium-ion batteries market. As at the Latest Practicable Date, the Remaining Group had effected payment of RMB7,214,000 (equivalent to approximately HK$8,016,000) of the consideration under the equipment purchase agreement.

Contingent liabilities

The Remaining Group had no material contingent liabilities as at 31 December 2022, 31 December 2023, 31 December 2024 and 30 June 2025.

Capital structure

A summary of the maturity portfolio of the borrowings of the Remaining Group is set out below:

	As at 31 December		As at 30 June
	2022	2023	2024	2025	Currencies	Interest rate	Maturity
	HK$’000	HK$’000	HK$’000	HK$’000
Bank borrowings	11,194	11,035	13,639	12,209	RMB	2.75%–3.75% per annum	July 2025– June 2026
Other borrowings	15,389	21,975	23,538	38,087	HKD, USD & RMB	3.75%–15% per annum	On demand– December 2026
Corporate Bonds	115,367	115,372	113,767	110,070	HKD	6% per annum	On demand– February 2026
Convertible Bonds	52,983	4,158	3,798	3,798	USD	5.5% per annum	On demand
Promissory note	111,810	71,310	68,010	42,172	HKD	2% per annum	August 2026

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2025, the Company had outstanding bank borrowings of HK$12.2 million, other borrowings of HK$38.1 million, issued corporate bonds with the carrying amount of approximately HK$110.1 million, issued promissory notes with principal amount of approximately HK$42.2 million, issued convertible notes (as liability) of approximately HK$3.8 million, 938,987,722 ordinary shares and 323,657,534 preference shares in issue. The bank borrowings of approximately HK$7.1 million is guaranteed by a member of the Remaining Group and approximately HK$5.1 million is unsecured and unguaranteed. The bank borrowings are for general working capital and day-to-day operational funding.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

The other borrowings of approximately HK$38.0 million is unsecured and unguaranteed and is for general working capital and day-to-day operational funding.

The corporate bonds of approximately HK$110.1 million is unsecured and unguaranteed and is for finance business expansion.

The convertible notes of approximately HK$3.0 million is secured by the entire issued capital of a subsidiary of the company and approximately HK$0.8 million is unsecured and unguaranteed. The convertible notes is for redemption of the outstanding debt securities issued to any third party.

The promissory note of approximately HK$42.2 million is unsecured and unguaranteed and is for finance business expansion.

As of 30 June 2025, bank borrowings of HK$12.2 million, other borrowings of HK$32.1 million, corporate bonds of HK$110.1 million, and convertible bonds of HK$3.8 million were repayable within 12 months and classified as current liabilities. As of 30 June 2025, other borrowings of HK$6 million and issued promissory notes with principal amount of approximately HK$42.2 million were repayable over 12 months and classified as non-current liabilities.

Cash and cash equivalents of the Remaining Group denominated in:

	As at 30 June		As at 31 December
	2022	2023	2024	2025
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kon dollar	6,024	3,475	2,207	5,518
Renminbi	23,211	23,346	12,099	5,618
US Dollar	1,415	369	1,140	106
Euro	820	–	–	–

As for the treasury policies, the objectives of the Remaining Group when managing capital are to safeguard the ability of the Remaining Group to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital. The Remaining Group generally finances its operations with internally generated resources and borrowings provided by banks. The Remaining Group endeavors to monitor its cash flow position.

As at the Latest Practicable Date, the Remaining Group has unused loan facility of HK$50,000,000 which is due to expire on 30 April 2026.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Material acquisitions and disposals

Save for those disclosed above, for the year ended 31 December 2022, 2023 and 2024 and the six months ended 30 June 2025, the Remaining Group had no other material acquisition or disposal of subsidiaries, associated or joint ventures and at the Latest Practicable Date, apart from the Proposed Disposal, there was no plan authorised by the Board for any other material acquisition or disposal.

Foreign exchange exposure

The Remaining Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the Remaining Group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Remaining Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Remaining Group only holds minimum foreign currency.

Employment and remuneration policy

For the year ended 31 December 2022, 2023 and 2024 and the six months ended 30 June 2025, the Remaining Group had around 408, 287, 232 and 219 employees respectively.

Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned. The Remaining Group offered competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Remaining Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

For the year ended 31 December 2022, 2023 and 2024 and the six months ended 30 June 2025, the Remaining Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Remaining Group and to provide them with incentives for the continual operation and development of the Remaining Group and/or attract suitable personnel to join the Remaining Group.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Significant investments

Save for those disclosed above, for the year ended 31 December 2022, 2023 and 2024 and the six months ended 30 June 2025, the Remaining Group had no other significant investments and as at the Latest Practicable Date, there was no plan authorised by the Board for any other material investments or additions of capital assets.

Charge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Save as disclosed above, as at 31 December 2022, 2023 and 2024 and the six months ended 30 June 2025, the Remaining Group did not have any other charge of its assets.

OUTLOOK AND FUTURE PLAN

Looking ahead, despite electrification in the western countries has been slowing down for various reasons, electrification in PRC and other parts of Asia has maintained their growth paths, the Company sees an enormous increase in battery demands in PRC and other parts of Asia and the battery industry has become an essential element for high living standards and sustainable future. The Remaining Group will strive to produce top quality battery anode materials and continue to be part of the battery supply chain. The expansion plan set out by the Remaining Group will be executed in due course. Looking ahead, the company is exploring additional avenues for growth and seeking new investment opportunities to strengthen its financial position. Market trends and strategic partnerships are being monitored closely to ensure continued resilience and adaptability in changing economic conditions.

*	For identification purposes only

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	SHARE CAPITAL

Share capital as at the Latest Practicable Date:

HK$

(i)	Authorised:

1,800,000,000	Shares of HK$0.05 each	90,000,000

1,000,000,000	Preference Shares of HK$0.01 each	10,000,000

(ii)	Issued and fully paid:

941,313,336	Shares of HK$0.05 each	47,065,666.80

323,657,534	Preference Shares of HK$0.01 each	3,236,575.34

As at the Latest Practicable Date, (i) the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 2,889,610 Shares; (ii) the Company has 22,338,235 outstanding convertible notes with aggregate principal value of US$490,000; and (iii) the Company has 341,911,763 warrants outstanding.

Save as disclosed above, as at the Latest Practicable Date, the Company has no other derivatives, outstanding convertible securities, options or warrants in issue which confer any right to subscribe for, convert or exchange into the Shares.

APPENDIX V	GENERAL INFORMATION

3.	DISCLOSURE OF INTERESTS

(a)	Directors’ and chief executive’s interests and short positions in the Shares and underlying Shares

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model code for securities transactions by directors of listed issuers of the Listing Rules, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

	Number of issued Shares of the Company					Approximate
Name of director	Capacity	Personal Interest	Family Interest	Corporate Interest	Total	% of shareholding
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	978,800	–	33,743,377 (Note 1)	34,722,177	3.69
Lau Hing Tat Patrick	Beneficial owner, interest of controlled corporation	4,744,400	–	24,200,689 (Note 2)	28,945,089	3.07

Qiu Bin	Beneficial owner	136,000	–	–	136,000	0.01

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

APPENDIX V	GENERAL INFORMATION

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50(ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50(ordinary shares)	0.98%

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Substantial shareholders and other persons’ interests in Shares and underlying Shares

As at the Latest Practicable Date, so far as the Directors and chief executive of the Company are aware, other than the Director or chief executive of the Company, the following persons had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
Tycoon Partner Holdings Limited (Note 1)	Beneficial owner	112,500,000	11.95
Shen Taoyu (Note 1)	Interest of controlled corporation	112,500,000	11.95
Wu Wenbei (Note 1)	Interest of controlled corporation	112,500,000	11.95
Justin Yu	Beneficial owner	92,500,000	9.83

Note:

1.	Tycoon Partner Holdings Limited is 50% owned by Shen Taoyu and 50% owned by Wu Wenbei.

APPENDIX V	GENERAL INFORMATION

4.	DIRECTORS’ INTERESTS IN CONTRACT AND ASSET

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2024, the date to which the latest published audited accounts of the Group were made up.

There was no contract or arrangement entered into by any member of the Group, subsisting as at the Latest Practicable Date, in which any of the Directors was materially interested and which was significant in relation to the business of the Group as a whole.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into or proposed to enter into any service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or controlling shareholders of the Company or their respective associates had any business or interest which competes or may compete with the business of the Group, or have or may have any other conflicts of interest with the Group.

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, claim or arbitration of material importance and there was no litigation, claim or arbitration of material importance known to the Directors to be pending or threatened against any member of the Group.

8.	MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group within the two years immediately preceding the date of this circular:

(i)	The Agreement;

(ii)	The equipment purchase agreement dated 11 November 2025 entered into by 安 徽 鉑 索亞精工科技有限公司* (transliterated as Anhui Platinum Precision Technology Limited) as vendor and 烯石(安徽)新能源材料有限公司* (transliterated as Graphex (Anhui) New Energy Materials Co., Limited*), a 51% indirectly owned subsidiary of the Company as purchaser for the sale and purchase of the equipment of one set of intelligent carbon coating processing line for the Group’s project in Anhui Province, the PRC at a consideration of RMB42,252,200 (equivalent to approximately HK$46,270,384);

APPENDIX V	GENERAL INFORMATION

(iii)	The sixth renewal agreement dated 27 March 2025 entered into between the Company as the lender and Earthasia Worldwide Holdings Limited, a Hong Kong limited company 30% owned by the Group which is being accounted for by the Group as an investment in joint venture, as the borrower for a revolving loan facility of up to HK$21 million for a maximum term of one year from the date of drawdown and at the interest rate of 12% per annum;

(iv)	The fifth renewal agreement dated 31 December 2024 entered into between the Company as the lender and Earthasia Worldwide Holdings Limited, a Hong Kong limited company 30% owned by the Group which is being accounted for by the Group as an investment in joint venture, as the borrower for a revolving loan facility of up to HK$12 million for a maximum term of one year from the date of drawdown and at the interest rate of 12% per annum; and

(v)	The placing agreement dated Tuesday, 3 December 2024 entered into between the Company and the Cheong Lee Securities Limited as placing agent in relation to the placing of a maximum of 704,284,056 unsubscribed rights shares on a best effort basis by Cheong Lee Securities Limited as placing agent to placees of professional, institutional, corporate or other investors.

9.	EXPERTS AND CONSENTS

The following is the qualification of the expert (the “Expert”) who has given opinion or advice contained in this circular:

Name	Qualifications

Crowe (HK) CPA Limited	Certified Public Accountants

As at the Latest Practicable Date, the Expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letters or reports and the reference to its name in the form and context in which they appear.

As at the Latest Practicable Date, the Expert did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the Expert did not have any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2024, being the date to which the latest published audited accounts of the Company were made up.

APPENDIX V	GENERAL INFORMATION

10.	CORPORATE INFORMATION

Board of Directors	Executive Directors
Mr. Lau Hing Tat Patrick, JP Mr. Chan Yick Yan Andross Mr. Qiu Bin

Non-executive Director
Mr. Ma Lida

Independent non-Executive Directors
Mr. Wang Yuncai
Mr. Liu Kwong Sang

Registered office	Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108 Cayman Islands

Head office and principal place of business in Hong Kong	11/F, COFCO Tower 262 Gloucester Road Causeway Bay
Hong Kong

Authorised representatives	Mr. Kwok Ka Hei 11/F, COFCO Tower
262 Gloucester Road Causeway Bay
Hong Kong

Mr. Chan Yick Yan Andross 11/F, COFCO Tower
262 Gloucester Road Causeway Bay
Hong Kong

Company secretary	Mr. Kwok Ka Hei
(Certified public accountant of the Hong Kong Institute of
Certified Public Accountants)

APPENDIX V	GENERAL INFORMATION

Principal share registrar and transfer office	Ocorian Trust (Cayman) Limited
Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108 Cayman Islands

Hong Kong branch share registrar and transfer office	Tricor Investor Services Limited 17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

ADS Depositary	Bank of New York Mellon
8th Floor
240 Greenwich Street
New York, NY 10286

Auditor	Crowe (HK) CPA Limited
Certified Public Accountants
9/F Leighton Centre 77 Leighton Road
Causeway Bay Hong Kong

APPENDIX V	GENERAL INFORMATION

11.	PARTICULARS OF THE DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. Lau Hing Tat Patrick ( 劉 興 達 ) (“Mr. Lau”), JP, aged 66, is the chairman of the Board and an executive Director since 25 November 2013. He has over 42 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong ( 怡 境 師 ) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master’s degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society (亞洲人居環境協會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of the Town Planning Appeal Board Panel. He was a member of the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

APPENDIX V	GENERAL INFORMATION

Mr. Chan Yick Yan Andross ( 陳 奕 仁 ) (“Mr. Chan”), aged 63, is the chief executive officer and an executive Director since 25 November 2013. He has over 40 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services
BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991
EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989
EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University ( 同 濟 大 學 ) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Mr. Qiu Bin (仇斌) (“Mr. Qiu”), aged 54, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. (“Dong Fang”). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on GEM operated by the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Non-executive Director

Mr. Ma Lida ( 馬 力 達 ) (“Mr. Ma”), aged 45, is a non-executive Director since 24 February 2014. He has over 19 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) (“Pubang”) since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

APPENDIX V	GENERAL INFORMATION

Mr. Ma obtained his bachelor’s degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics ( 上 海 財 經大學公共經濟與管理學院) in July 2003. He further obtained his master’s degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Independent non-executive Directors

Mr. Wang Yuncai ( 王 雲 才 ) (“Mr. Wang”), aged 58, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 24 years.

Mr. Wang first undertook and completed his post-doctoral research work ( 博 士 後 研 究工作) in Architecture of Tongji University (同濟大學) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate’s degree in Human Geography ( 人 文 地 理 ) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of “Landscape Ecosystem Planning Principles” (景觀生態規劃原理).

Mr. Liu Kwong Sang (廖廣生) (“Mr. Liu”), aged 64, is an independent non-executive Director since 15 June 2020. He obtained his Bachelor’s degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master’s degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 37 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

APPENDIX V	GENERAL INFORMATION

Mr. Liu is currently an independent non-executive director of China National Culture Group Limited (stock code: 745), a company listed on the Main Board of the Stock Exchange. Mr. Liu was also previously an independent non-executive director of New Century Logistics (BVI) Limited (Nasdaq: NCEW), Armlogi Holding Corp. (Nasdaq: BTOC), ATIF Holdings Limited (Nasdaq: ZBAI), abc Multiactive Limited (stock code: 8131), which is a company listed on GEM of the Stock Exchange, Polytec Asset Holdings Limited (stock code: 208), which and was privatized in May 2021 and Pine Care Group Limited (stock code: 1989).

Senior management

Mr. Kwok Ka Hei ( 郭 嘉 熙 ) (“Mr. Kwok”), aged 44, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 20 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor’s degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

12.	AUDIT COMMITTEE

As at the Latest Practicable Date, the audit committee of the Board (the “Audit Committee”) comprises two independent non-executive Directors, namely Mr. Liu Kwong Sang (Chairman) and Mr. Wang Yuncai. Mr. Liu Kwong Sang who process appropriate professional qualifications, accounting and financial management expertise, is the chairman of the Audit Committee. The primary duties of the Audit Committee are: to independent review and supervise the financial reporting process, internal control and risk management systems on an ongoing basis, to ensure good communications among Directors and the Company’s auditor, to recommend the appointment of external auditor on an annual basis and approval of the audit fees, to assist the Board in oversight of the independence, qualifications, performance and compensation of the independent accountant, to review interim and annual results announcements as well as the consolidated financial statements prior to their approval by the Board, to provide advice on audit report, accounting policies and comments to all Directors.

APPENDIX V	GENERAL INFORMATION

13.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Stock Exchange (https://www.hkexnews.hk/) and the Company (http://www.graphexgroup.com) from the date of this circular up to and including the date of the EGM (both days inclusive):

(a)	the memorandum and articles of association of the Company;

(b)	the annual reports of the Company for each of the three financial years ended 31 December 2022, 2023 and 2024;

(c)	interim report of the Company for six months ended 30 June 2025;

(d)	the Agreement;

(e)	the letter from the Board, the text of which is set out on pages 7 to 33 of this circular;

(f)	the material contracts referred to in the paragraph headed “8. Material contracts” of this appendix;

(g)	the written consents from the Expert referred to in paragraph headed “9. Expert and consent” of this appendix; and

(h)	this circular.

14.	MISCELLANEOUS

In the event of any inconsistency, the English texts of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts.

*	For identification purpose only

APPENDIX V	GENERAL INFORMATION

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong at 11:00 a.m. (Hong Kong time) on Friday, 20 March 2026 to consider and, if thought fit, pass with or without amendments (as applicable), the following ordinary resolutions. Unless otherwise stated, the capitalised terms used herein shall have the same meanings as defined in the circular of the Company dated 30 January 2026 (a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) (the “Circular”), of which the notice convening the EGM shall form part.

ORDINARY RESOLUTION

“THAT:

(a)	the Option Purchase Agreement dated 1 December 2025 (the “Agreement”) entered into among Happy Growth Group Limited, as the Vendor, M2i Global, Inc., as the Purchaser, and Graphex Technologies LLC, as the Disposal Company, in relation to the granting of the Option at the Option Consideration of US$500,000 in cash, whereby the Purchaser may within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion call upon the Vendor to proceed with the Possible Disposal to sell the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company, to the Purchaser for the Sale Units Consideration of US$100,000,000, which will be satisfied in cash and Consideration Shares and the transactions contemplated under the Agreement be and are hereby approved, confirmed and ratified; and

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APPENDIX V	GENERAL INFORMATION

(b)	the Proposed Mandate be granted to the Board for a period of 18 months commencing from the date of passing of this resolution to enter into the Definitive Agreement with the Purchaser for the Possible Disposal and complete the Possible Disposal based on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option; and, any one or more directors of the Company be and is hereby authorised to sign the Definitive Agreement (under seal, if necessary) based on the Principal Terms and do all such acts and things and to take all such steps as he/she consider, necessary or expedient or desirable in connection with or to give effect to the Definitive Agreement and to proceed with completing the Possible Disposal based on the Principal Terms.”

By order of the Board of Graphex Group Limited Lau Hing Tat Patrick, JP Chairman

Hong Kong, 30 January 2026

Registered office:	Head office and principal place of
Windward 3	business in Hong Kong:
Regatta Office Park	11/F, COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman KY1-1108	Causeway Bay
Cayman Islands	Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or, if he is the holder of two or more Shares, more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	In the case of joint holders of Shares, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the EGM, personally or by proxy, that one of the said persons so present whose name stands first in the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney or person authorised, and must be deposited with the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof) not less than 48 hours before the time fixed for holding of the EGM or any adjournment thereof.

4.	For the purpose of determining members who are qualified for attending and voting at the EGM, the register of members of the Company will be closed from Tuesday, 17 March 2026 to Friday, 20 March 2026, both days inclusive, during which no transfer of Shares will be effected. In order to qualify for attending and voting at the EGM, all transfers of Shares, accompanied by the relevant share certificates, must be lodged with the Registrar at the address stated in note 3 above not later than 4:30 p.m. (Hong Kong time) on Monday, 16 March 2026 for registration.

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APPENDIX V	GENERAL INFORMATION

5.	Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above EGM or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

6.	According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the proposed resolution set out in this notice will be taken by a poll.

7.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on Friday, 20 March 2026, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays.

8.	All times and dates specified herein refer to Hong Kong local times and dates.

As at the date hereof, the Board of Directors comprises Mr. Lau Hing Tat Patrick, JP, Mr. Chan Yick Yan Andross and Mr. Qiu Bin as Executive Directors, Mr. Ma Lida as Non-executive Director; and Mr. Wang Yuncai and Mr. Liu Kwong Sang as Independent Non-Executive Directors.

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